Exhibit 99.2

BYND CANNASOFT ENTERPRISES INC. 2264 East 11th Avenue Vancouver, B.C. Ph: (604) 833-6820

This information circular (“Information Circular”) contains information as at April 21, 2023, unless otherwise stated.

GENERAL INFORMATION

This Information Circular is furnished in connection with the solicitation of proxies by management of BYND CANNASOFT ENTERPRISES INC. (“BYND” or the “Company”) for the use at the annual general meeting (the “Meeting”) of shareholders (the “Shareholders”) of the Company, to be at the time and place and for the purposes set forth in the accompanying notice of the Meeting (the “Notice”) and at any adjournment thereof.

BUSINESS OF THE MEETING

Voting and Quorum

All matters presented to the Meeting require approval by a simple majority of the votes cast at the Meeting, unless stated otherwise.

No business shall be transacted at the Meeting unless the requisite quorum is present at the commencement of such Meeting, provided that if a quorum is present at the commencement of the Meeting, a quorum will be deemed to be present during the remainder of the Meeting.

Matters to be Considered

Financial Statements - The audited consolidated financial statements of BYND Cannasoft Enterprise Inc. for the year ended December 31, 2022 have been posted on the Company’s web-site (www.cannaosft-crm.com) and on SEDAR (www.sedar.com) and will be presented to the Shareholders at the Meeting.

Number and Election of Directors – At the Meeting, Shareholders will be asked to fix the size of the Company’s board of directors (the “Board”) at eight (8) persons and to elect those persons who have been nominated for election to the Board by management, being the persons named in the section “Election of Directors”. All of the nominees are currently directors of the Company and each nominee’s attendance at Board and committee meetings held in 2022 is set forth in Item 1(g) of the section “Corporate Governance Disclosure”.

Unless authority is withheld, the persons named in the accompanying form of proxy (the “Proxy”) intend to vote for these nominees. All the nominees have established their eligibility and willingness to serve as directors. The Proxy permits Shareholders to vote in favour of all nominees, vote in favour of some nominees and to withhold votes for other nominees, or to withhold votes for all nominees.

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Appointment of Auditor – At the request of the Company, effective January 16, 2023, BF Borgers CPA PC, resigned as the auditor of the Company, and Reliant CPA PC was appointed to fill the vacancy as the Company’s auditor. There are no reportable events in relation to the change of auditors.

Pursuant to Section 4.11 of National Instrument 51-102 Continuous Disclosure Obligations, the Company filed a reporting package on SEDAR (www.sedar.com) under the Company’s profile in respect of the change of auditor, which consisted of the following (copies of which are attached hereto as Schedule A):

(i) change of auditor notice;

(ii) letter from BF Borgers CPA PC as former auditor; and

(iii) letter from Reliant CPA PC as successor auditor.

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the re-appointment of Reliant CPA PC, of 895 Dove Street, Suite 300, Newport Beach, CA 92660, as auditor of the Company and to authorize the Board to fix the auditor’s remuneration.

Approval of Stock Option Plan - At the Meeting, Shareholders will be asked to consider and if deemed appropriate, to approve a new 10% rolling stock option plan (the “Proposed Plan”) and all unallocated options, rights and other entitlements under the Proposed Plan (see “Stock Option Plan Disclosure” and “Approval of Stock Option Plan”).

Particulars of Other Matters to be Acted Upon - Management is not aware of any matters to come before the Meeting other than those referred to in the Notice. Should any other matters properly come before the Meeting, the Shares represented by the Proxy solicited hereby will be voted on such matters in accordance with the instructions of the proxyholder.

SOLICITATION OF PROXIES

The enclosed instrument of proxy is solicited by management. The solicitation of proxies will be primarily by mail, but proxies may also be solicited personally or by telephone by directors, officers and employees of the Company. All costs of solicitation will be borne by the Company. These officers and employees will receive no compensation other than their regular salaries but will be reimbursed for their reasonable expenses which it is expected will not exceed $1,000 in the aggregate. The Company has also arranged for intermediaries to forward the Meeting materials to beneficial (non-registered) owners of Shares held as of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the Proxy are directors or officers of the Company. A Shareholder eligible to vote at the Meeting has the right to appoint a person, who need not be a Shareholder, to attend and act for the Shareholder on the Shareholder’s behalf at the Meeting other than the persons designated in the Proxy, and may do so either by inserting the name of that other person in the blank space provided in the form of proxy or by completing another suitable form of proxy.

Shareholders are requested to date, sign and return the Proxy for use at the Meeting if they wish their Shares to be voted at the Meeting. To be effective, the Proxy must be received by the Company’s registrar and transfer agent, Computershare Investor Services Inc., no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting (namely, by 8:00AM Vancouver time (11:00 AM Toronto Time), on Thursday, May 25, 2023) (the “Proxy Deadline”) or any adjournment thereof at which the Proxy is to be used.

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Proxies delivered by regular mail should be addressed to Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department. Proxies delivered by facsimile must be sent to Computershare Investor Services Inc., Attention: Proxy Department, at 416-263-9524 or toll free 1-866-249-7775. To vote by telephone, call the toll-free number shown on the proxy form provided. Using a touch-tone telephone to select your voting preferences, follow the instructions of the “vote voice” and refer to your holder account number and proxy access number provided on the proxy that was delivered to you. Note that voting by telephone is not available if you wish to appoint a person as a proxy other than someone named on the Proxy. In either of these instances, your Proxy should be voted by mail, delivery or Internet. To vote your Proxy by Internet, visit the Web site address as shown on the proxy form provided. Follow the online voting instructions given to you over the Internet and refer to your holder account number and proxy access number provided on the Proxy that was delivered to you.

A Shareholder who has given a Proxy may revoke it by an instrument in writing duly executed and delivered either to the registered office of the Company at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, that precedes any reconvening thereof, or to the Chair of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law. A revocation of a Proxy will not affect a matter on which a vote is taken before the revocation.

Shareholders whose shares are held through an Intermediary (as defined below) (“Non-Registered Shareholders”) who wish to revoke their proxy must arrange for their respective Intermediary to revoke the Proxy on their behalf within the time specified by such Intermediary.

The Notice has been delivered to Shareholders by the Company, along with the applicable voting document (a form of proxy in the case of registered Shareholders or a voting instruction form in the case of Non-Registered Shareholders).

Please review the Information Circular carefully and in full prior to voting in relation to the matters to be conducted at the Meeting. The Information Circular is available on SEDAR at www.sedar.com.

NON-REGISTERED HOLDERS

Only registered Shareholders are permitted to appoint proxy holders on their behalf. Most Shareholders of the Company are Non-Registered Shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is a Non-Registered Shareholder in respect of Shares which are held on behalf of that person but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and directors or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 Communication with Bemeficial Owners of Securities of a Reporting Issuer (“NI 54-101”), the Company has elected to distribute copies of proxy-related materials required to be delivered (collectively, the “Meeting Materials”) to the Non-Registered Shareholders by sending the Meeting Materials to the clearing agencies and Intermediaries.

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The Meeting Materials will be delivered to all Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them under NI 54-101. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Shareholders, such as Broadridge Financial Solutions Inc. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(a)	be given a form of Proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed. Because the Intermediary has already signed the Proxy, this form of Proxy is not required to be signed by the Non-Registered Shareholder when submitting the Proxy. In this case, the Non-Registered Shareholder who wishes to submit a Proxy should otherwise properly complete the form of proxy and deposit it with Computershare Investor Services Inc. as provided above; or

(b)	more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one-page pre-printed form. Sometimes, instead of the one-page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Shareholders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to attend the Meeting or have someone else attend on his or her behalf, the Non-Registered Shareholder should strike out the names of the management proxy nominees named in the form and insert the Non-Registered Shareholder’s name or nominee’s name in the blank space provided. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

Additionally, NI 54-101 allows a Non-Registered Shareholder who is a non-objecting beneficial shareholder (“NOBO”) to submit to the Company or an applicable Intermediary any document in writing that requests that such NOBO or a nominee of such NOBO be appointed as the NOBO’s proxyholder. If such a request is received, the Company or an Intermediary, as applicable, must arrange, without expenses to the NOBO, to appoint such NOBO or its nominee as a proxyholder and to deposit that proxy within the time specified in this Information Circular, provided that the Company or the Intermediary receives such written instructions from the NOBO at least one business day prior to the time by which proxies are to be submitted at the Meeting, with the result that such a written request must be received before 10:00 a.m. (Pacific time) on the day which is at least three business days prior to the Meeting.

EXERCISE OF DISCRETION

On a poll, the nominees named in the Proxy will vote or withhold from voting the Shares represented thereby in accordance with the instructions of the Shareholder on any ballot that may be called for. If a Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly. The Proxy will confer discretionary authority on the nominees named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the election of directors and the appointment of the auditors; and

(b)	any other matter, including amendments to any of the foregoing, as may properly come before the Meeting or any adjournment thereof.

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In respect of a matter for which a choice is not specified in the Proxy, or unless otherwise provided in the Proxy, the nominees named in the Proxy will vote the Shares represented by the Proxy for the approval of such matter.

As of the date of this Information Circular, management of the Company knows of no amendment, variation or other matter that may come before the Meeting, but if any amendment, variation or other matter properly comes before the Meeting each nominee intends to vote thereon in accordance with the nominee’s best judgment.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

To the knowledge of management, none of the directors or executive officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors or the appointment of auditors.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company has only one class of securities entitled to be voted at the Meeting, namely, the Shares. All issued Shares are entitled to be voted at meetings of Shareholders and each has one non-cumulative vote. As of April 21, 2023 there were 37,899,386 Shares issued and outstanding. Only those shareholders of record at the close of business on April 21, 2023 who either personally attend the Meeting or who complete and deliver an instrument of proxy in the manner and subject to the provisions set out under the heading “Appointment and Revocation of Proxies” will be entitled to have their shares voted at the Meeting or any adjournment thereof.

To the knowledge of the directors and executive officers of the Company, only the following persons or companies beneficially own, directly or indirectly, or exercise control or direction over Shares carrying 10% or more of the voting rights attached to all outstanding Shares:

Name	Number of Shares	Percentage of Outstanding Shares
Yftah Ben Yaackov	8,184,616	21.6%
Carmel Zigdon	7,920,000	20.9%
Marcel (Moti) Maram	4,091,407	10.8%
Avner Tal	4,091,407	10.8%

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ELECTION OF DIRECTORS

At the Meeting, Shareholders will be asked to fix the size of the Board at eight (8) persons and to elect certain persons nominated by management to the Board. The following chart provides information concerning the nominees proposed for election to the Board. Included in this information is each director’s committee membership and equity ownership. All successful nominees are elected for a term of one year, expiring at the next annual general meeting.

Name & Company Details
Yftah Ben Yaackov Ashkelon, Israel Director since: March 29, 2021 Shares(1): 8,184,616 Options: Nil	Mr. Ben Yaackov is the President of Cannasoft and is a director and Chief Operating Officer (Cannabis) of the Company. Mr. Ben Yaackov is also a practicing attorney in Israel for 15 years. Mr. Ben Yaackov received his law degree from Shar’arei Mishpat College (now The Academic Centre for Law and Science) in 2005. After graduating, he began his legal career as an intern with Avitan Ben-Shimol Yekutiel in Jerusalem. He then established his own law practice in Askelon, representing both privately held and publicly traded companies, with a focus on real estate. More recently, he began advising companies on Israeli cannabis laws.

Marcel (Moti) Maram Adi, Israel Director since: March 29, 2021 Shares(1): 4,091,407 Options: Nil	Mr. Maram is the CEO and co-founder of BYND Beyond Solutions Ltd. (“BYND Israel”) and is a director and President of the Company. Mr. Maram graduated high school as an electronics technician. After completing his mandatory military service in the Israeli army in 1978, Mr. Maram served in the Air Force branch of the Israeli Defence Forces (IDF) until 1984. As part of an IDF mission, Mr. Maram completed additional training in electronics and computer systems with several companies in the Italy and the United States including GTA Telecomunicazioni S.P.A., ITT North Electric Company, Timeplex, LLC, the Univac division of Sperry Corporation and in Israel with Taderan Holdings, Telrad Networks and the Rad-Bynet Group. After completing his service with the IDF, he worked at Exatec, Israel’s first manufacturer of PC compatible computers. In 1986, he co-founded MDA Electronics with Avner Tal, to provide services to Exatec. In 2000, he and Avner co-founded BYND Israel.

Avner Tal Kiryat-Ata, Israel Director since: March 29, 2021 Shares(1): 4,091,407 Options: Nil	Mr. Tal is the CTO and co-founder of BYND Israel and is a director, VP Sales & Marketing and CTO of the Company. In the 1980s Mr. Tal attended college in Ort Bialik, where he studied electronics. Upon graduation he served with the Israeli Navy branch of the IDF and was part of a team which developed new missile systems and related technologies. As part of his permanent military service in the Navy, he worked on a project involving the assimilation of optical fibers developed by the Fibronix Company. After he retired from the permanent army, Marcel (Moti) Maram (whom Mr. Tal had met while serving in the IDF) recruited Mr. Tal to join him at Exatech. Together, they helped develop the first computer in the world to implement the Microsoft MS-DOS operating system as well as the first computer which could be connected through a network. In 1986 he and Mr. Maram co-founded MDA Electronics and in 2000, they co-founded BYND Israel.

Gabi Kabazo Vancouver, BC Director since: March 29, 2021 Shares(1): 137,100 Options: 115,000	Mr. Kabazo is the CFO and a director of the Company. Mr. Kabazo is a seasoned finance and operations professional with over 20 years’ experience supporting accounting, financing and IT operations in complex corporate settings. Since 2009, Mr. Kabazo has been with TELUS Telecommunications Company and currently (since 2018) holds the title of Sr. Strategy Manager, Environment Management, Shared Services, Business Transformation & Operations. From 2002-2011 he served as CFO for m-Wise Inc. (OTCBB:MWIS). From 2000-2002 served as Controller for On Track Innovations Ltd. (OTCQX:OTIVF). Mr. Kabazo received a B.A. in Accounting & Economics from Tel Aviv University in 1997 and earned his C.P.A. (Israel) designation in 1999. In 2006 he earned an MBA (Financing) from the University of British Columbia, Sauder School of Business.

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Name & Company Details
Harold Wolkin (2)(3)(4) Toronto, ON Director since: March 29, 2021 Shares(1): 159,276 Options: 100,000

Harold Wolkin serves as non-executive Chair of the Board and is the chair of the audit committee. Mr. Wolkin is an accomplished investment banker and financial analyst (retired) with over 30 years of experience. In 1983, Mr. Wolkin joined BMO Nesbitt Burns as a senior research analyst. Mr. Wolkin went on to serve as managing director in the Diversified Industries Group of BMO Capital Markets from August 1983 to January 2008. He represented BMO Nesbitt Burns as a lead underwriter for a number of Canada’s largest equity offerings from 1992 to 2008. He was also responsible for the origination and the successful marketing of a large number of initial public offerings and equity financings for a wide range of issuers.

Most recently, Mr. Wolkin served as Executive Vice-President and Head of Investment Banking for Dundee Capital Markets. Since 2004, he has also served on a number of public company boards and not-for-profit organizations. He currently serves as: (i) a director, audit committee chair and Vice Chair of the Board of Baylin Technologies Inc. (TSX:BYL), (ii) director and audit committee chair of Cipher Pharmaceuticals Inc. (TSX:CPH), and (iii) a director of Range Energy Resources Inc. (CSE:RGO.X). He was also President of the CFA Society of Toronto, a member of the Chartered Financial Institute since 1980 and is a certified chartered financial analyst. He received a Bachelor of Arts in Economics from York University and a Masters of Arts in Economics and Finance from the University of Toronto. Mr. Wolkin is also a graduate and a member of the Institute of Corporate Directors.

Stefania Szabo(2)(4) Toronto, ON Director since: June 23, 2021 Shares(1): 7,632 Options: 240,000

Dr. Szabó, a director and audit committee member of the company, is a government services, management, international business and public relations professional with more than 25 years of experience in all areas of bilateral and multilateral relationship management, diplomacy, trade and HR. She has developed expertise through communication, negotiation and mediation between European and Canadian government networks to promote economic and trade values as well as representing government, business and community interests.

Niv Shirazi(2)(4) Givatayim, Israel Director since: Feb. 24, 2022 Shares(1): Nil Options: 10,000

Niv Shirazi, a director and audit committee member of the company, is a business professional with strong financial acumen. Since 2018, Mr. Shirazi serves as Chief Operating Officer with H.N. Win Ltd., an Israeli real estate firm. Mr. Shirazi received a B.A. in Business Administration and Accounting from the Ono Academic College in Kiryat Ono, Israel.

Carmel Zigdon Givatayim, Israel Director since: September 22, 2022 Shares(1): 7,920,000 Options: Nil

Carmel Zigdon, a director, is a business professional with strong skills in the fields of marketing and online sales, is the inventor of the EZ-G device and the founder of Zigi Carmel Initiatives & Investments Ltd. Since 2018, he has served as the online shopping manager of ZCRAVE.com, an online clothes store generating revenues in the millions of US$ per year.

Notes:
(1)	The approximate number of Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by each director or proposed director, as at April 21, 2023.
(2)	Member of the audit committee (the “Audit Committee”)
(3)	Chair of the Audit Committee
(4)	Chair of the governance, nominating and compensation committee

Cease Trade Orders and Bankruptcy

No proposed director:

(a)	is, or was within 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(i)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

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(b)	is, as at the date of this Information Circular, or has been within the 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)	has, within 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointee to hold the assets of the proposed director.

In addition, no proposed director has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

STATEMENT OF EXECUTIVE COMPENSATION

Unless otherwise stated, “dollars” or “$” means Canadian dollars.

“Named Executive Officers”, “NEOs” or individually, a “NEO”, means any individual who, during the financial year ended December 31, 2022, was:

(a)	the chief executive officer (or an individual who acted in a similar capacity) of the Company (“CEO”);

(b)	the chief financial officer (or an individual who acted in a similar capacity) of the Company (“CFO”);

(c)	each of the three most highly compensated executive officers of the Company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)	each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company or its subsidiaries, nor acting in a similar capacity, at the end of that financial year.

The Company had four Named Executive Officers during the financial year ended December 31, 2022, namely Yftah Ben Yaackov, Moti Maram, Avner Tal and Gabi Kabazo.

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Compensation Discussion & Analysis

Overview

This section of the Information Circular explains how the Company’s executive compensation program is designed and operated with respect to all of the Company’s executive officers (including NEOs). This section also identifies the objectives and material elements of compensation awarded to the executives (including NEOs) and the reasons for the compensation. For a complete understanding of the executive compensation program, this compensation discussion and analysis should be read in conjunction with the summary compensation table and other executive compensation-related disclosure included in this Information Circular.

The philosophy of the Governance, Nominating and Compensation Committee of the Company’s Board (the “GNC Committee”) is to determine compensation for the Company’s executive officers relative to the performance of the Company in executing on its objectives. Executive officers receive both fixed compensation and performance-based variable incentive compensation, which together represents the executive’s total direct compensation (“Total Direct Compensation”). To attract and retain top talent, fixed compensation is generally targeted at levels comparable to market peers and performance recognition occurs through the delivery of variable short and longer-term incentive compensation.

Composition of the GNC Committee

The GNC Committee consists of three independent directors:

●	Stefania Szabo (Chair)
●	Harold Wolkin
●	Niv Shirazi

Philosophy & Objectives

The Board generally discusses and determines management compensation, without reference to formal objectives, criteria or analysis. The Company’s GNC Committee facilitates the process and makes recommendations to the Board. The general objectives of the Company’s compensation strategy are to:

(a)	compensate management in a manner that encourages and rewards a high level of performance and outstanding results with a view to increasing long-term shareholder value;

(b)	align management’s interests with the long-term interests of Shareholders; and

(c)	ensure that the total compensation package is designed in a manner that takes into account the constraints that the Company is under by virtue of the fact that it is a junior mineral exploration company without a history of earnings.

The GNC Committee recommends levels of executive compensation that are competitive, motivating and commensurate with the time spent by executive officers in meeting their obligations. While the current Board members do not have direct formal experience related to executive compensation, the Board relies on their experience gained as officers and directors, both of the Company and of other companies.

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Elements of Compensation

Base Salary/Consulting Fees - The Board believes that a competitive base salary/consulting fee is a necessary element of any compensation program that is designed to attract and retain talented and experienced executives. The Board also believes that attractive base salaries/consulting fees can motivate and reward executives for their overall performance. To the extent that the Company has entered into employment or consulting agreements with its executives, the base salaries/consulting fees payable to such individuals reflect the base salaries/consulting fees that the Company negotiated with them. The base salaries/consulting fees that the Company negotiated with its executives were based on the individual experience and skills of, and expected contribution from, each executive, the roles and responsibilities of the executive, the base salaries/consulting fees of the Company’s existing executives and other factors.

Option Based Awards - The Company currently has in place a 10% rolling stock option plan (the “Current Plan”) in order to provide effective incentives to directors, officers, senior management personnel and consultants of the Company and to enable the Company to attract and retain experienced and qualified individuals in those positions by permitting such individuals to directly participate in an increase in per share value created for the Company’s Shareholders. In determining option grants to the NEO’s, the GNC Committee together with management takes into consideration factors that include the amount and exercise price of previous option grants, other forms and amounts of compensation, the NEOs experience, level of expertise and responsibilities, and the contributions of each NEO towards the completion of corporate transactions in any given fiscal year. A description of the significant terms of the Proposed Plan is found under the heading “Stock Option Plan Disclosure”.

Restricted Share Units - The Board is proposing the adoption of a restricted share unit plan (the “RSU Plan”) in order to provide effective incentives to directors, officers, senior management personnel and consultants of the Company and to enable the Company to attract and retain experienced and qualified individuals in those positions, by permitting such individuals to directly participate in an increase in per share value created for the Company’s Shareholders. In determining grants of restricted share units to the NEO’s, the GNC Committee together with management will take into consideration factors that include the amount of previous restricted share unit grants, other forms and amounts of compensation, the NEOs experience, level of expertise and responsibilities, and the contributions of each NEO towards the completion of corporate transactions in any given fiscal year. The terms and conditions of the Company’s restricted share units will be governed by the terms of the Company’s proposed RSU Plan. A description of the significant terms of the RSU Plan is found under the heading “Restricted Share Unit Plan Disclosure”.

Cash Bonuses - While the Company does not generally award cash bonuses, the GNC Committee, together with recommendations from management, may award bonuses based on both individual performance and corporate success at various times throughout the year. At this time, the Company does not have any specific milestone criteria for issuing bonuses.

Pension Plan Benefits - No pension, retirement or deferred compensation plans, including defined contribution plans, have been instituted by the Company and none are proposed at this time.

The Board does not determine executive compensation based on the Company’s share price performance. Overall, the salaries or consulting fees payable to the NEOs have remained consistent with prior years. The Board has considered the implications of the risks associated with the Company’s compensation practices. The Board acknowledges that the Company, as a junior natural resource company, does not presently generate any revenues, and that all management compensation to date has been derived solely from cash in the Company’s treasury, acquired by way of equity financings to date, and the grant of incentive stock options to directors, management, contractors and employees.

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Salary and consulting fee compensation to the NEOs are generally provided for under written consulting or employment agreements with the NEOs or management companies under their control. Upon the occurrence of certain events, the Company’s early termination of these contracts may also trigger additional balloon payments, which could adversely impact the Company’s working capital. Further information can be found under the heading “Termination and Change of Control Benefits” for further information.

Option and RSU Based Awards

The Company has no long-term incentive plans other than the Current Option Plan and the RSU Plan. The Company’s directors, employees, officers and certain consultants are eligible to participate in the Current Option Plan and will also be entitled to participate in the Proposed Option Plan and proposed RSU Plan, if adopted. The Proposed Option Plan and RSU Plan are each designed to encourage Share ownership and entrepreneurship on the part of the senior management and other employees. The Board believes that the Proposed Option Plan and RSU Plan align the interests of the NEOs and the Board with Shareholders by linking a component of executive compensation to the longer-term performance of the Company’s Shares.

Stock Option and Restricted Share Unit Granting Process

Generally, stock option grants are (and in the case of restricted share unit grants, will be) determined annually. The CEO makes (and in the case of restricted share unit grants, will make) recommendations to the GNC Committee regarding individual stock option or restricted share unit awards, for all recipients. The GNC Committee reviews (or in the case of restricted share unit grants, will review) the appropriateness of the stock option or restricted share unit grant recommendations from the CEO for all eligible employees and contractors where appropriate and may accept or adjust these recommendations. The Board is ultimately responsible for approving all individual stock option and restricted share unit grants including grants to officers, including grants that are awarded outside the annual compensation deliberation process for such things as promotions or new hires.

Plan Amendments

The Board will have the authority to discontinue the Proposed Option Plan or the RSU Plan at any time without shareholder approval. The Board may also make certain amendments to the Proposed Option Plan or the RSU Plan without shareholder approval, including changes regarding the vesting and expiry of an outstanding stock option provided that the change does not entail an extension beyond the original expiry date of such options. No amendments can be made to the Proposed Option Plan or RSU Plan that adversely affect the rights of any option or restricted share unit holder regarding any previously granted options or restricted share units without the consent of the holder. The Proposed Option Plan and RSU Plan each also provide that certain amendments be approved by the Shareholders as may be required by the rules of the Canadian Securities Exchange (the “Exchange”).

12

Executive Compensation Program Risks

In formulating and implementing the Company’s executive compensation policies and practices, the GNC Committee and the Board have taken great care to consider and to mitigate the risks associated with its policies and practices. Neither the GNC Committee nor the Board has identified any risks arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company. It is the view of the GNC Committee and the Board, that the risks attached to the Company’s compensation policies and practices are low for the following reasons:

●	the parameters for compensation determination focus on the results of advancing the Company’s exploration projects, and expansion of the business based on board approved initiatives;
●	all major business acquisitions, dispositions and joint venture discussions are approved by the Board prior to commitment;
●	salary and bonus levels are not excessive and are not driven by a formal connection to any one metric; and
●	as a small company, the Board is likely to be more aware of corporate developments.

Hedging Policy

The Company does not have a specific policy which prohibits NEOs or directors from purchasing financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held directly or indirectly by a NEO or director.

Performance Graph

The Shares commenced trading on the Exchange on April 26, 2021. The following graph compares the total cumulative shareholder return for $100 invested in Common Shares from April 26, 2021 and for three month increments thereafter until the end of the Company’s last completed financial year with the cumulative total return of the Standard and Poor’s TSX Composite Stock Index (“S&P/TSX Index”) over the same periods.

BYND Cannasoft Enterprises Inc. Performance Graph
CUMULATIVE VALUE OF CDN$100 INVESTMENT
$600.00
$500.00
$400.00
$300.00
$200.00
$100.00
$-
2021-04-01
2021-05-01
2021-06-01
2021-07-01
2021-08-01
2021-09-01
2021-10-01
2021-11-01
2021-12-01
2022-01-01
2022-02-01
2022-03-01
2022-04-01
2022-05-01
2022-06-01
2022-07-01
2022-08-01
2022-09-01
2022-10-01
2022-11-01
2022-12-01

	2021-04-26	2021-06-30	2021-09-30	2021-12-31	2022-03-31	2022-06-30	2022-09-30	2022-12-31
Company	$100.00	$108.93	$211.61	$446.43	$513.39	$500.00	$386.61	$438.39
S&P/TSX Index	$100.00	$105.19	$104.69	$110.70	$114.19	$98.39	$96.21	$101.12

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Summary Compensation Table

The following table contains a summary of all compensation paid to the NEOs for the three most recently completed financial years ending December 31, 2022:

					Non-Equity Incentive Plan Compensation ($)
Name and Principal Position	Year	Salary ($)	Share-based Awards	Option-based Awards ($)(1)	Annual Incentive Plans	Long Term Incentive Plans	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
Yftah Ben Yaackov, CEO	2022	262,774	-	-	-	-	-	-	262,774
	2021	110,400	-	-	-	-	-	-	110,400
	2020(2)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Moti Maram, President	2022	365,461	-	-	-	-	-	-	365,461
	2021	220,741	-	-	-	-	-	-	220,741
	2020(2)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Avner Tal, CTO	2022	370,595	-	-	-	-	-	-	370,595
	2021	217,547	-	-	-	-	-	-	217,547
	2020(2)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Gabi Kabazo, CFO	2022	143,500	-	-	-	-	-	-	143,500
	2021	36,000	-	298,850	-	-	-	-	331,850
	2020(2)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Notes:

(1)	The fair value of option-based awards represent the grant date fair value of options and is determined using the Black-Scholes option pricing model using the following assumptions: no dividends to be paid; volatility of 68.02% and 99.64% respectively for the options granted in 2021; risk free interest rate of 0.97% and 1.33% respectively for the options granted in 2021, and an expected life of five years.
(2)	The Company was not a reporting issuer for the financial year ending December 31, 2020

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Yftah Ben Yaackov

On April 1, 2022, the Company and Yftah Ben Yaackov entered into a services agreement under which Mr. Yaackov agreed to act as the Company’s CEO for the sum of $250,000, per year. Both parties are entitled to terminate the services agreement for any reason, or no reason, by giving the other party prior written notice of 90 days.

Gabi Kabazo

On April 1, 2022, the Company and Miga Consulting Ltd. (“Miga”) entered into a services agreement. Under this services agreement, Miga agreed that its controlling shareholder, Gabi Kabazo, would act as the Company’s CFO in consideration for the sum of $120,000, per year. Both parties are entitled to terminate the services agreement for any reason, or no reason, by giving the other party prior written notice of 90 days.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth details of all awards outstanding as at December 31, 2022, including awards granted prior to the most recently completed financial year, to NEOs:

	Option-based Awards(1)				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Yftah Ben Yaackov	-	-	-	-	-	-	-
Moti Maram	-	-	-	-	-	-	-
Avner Tal	-	-	-	-	-	-	-
Gabi Kabazo	115,000	2.65	October 25, 2026	259,900	-	-	-

Notes:

(1)	The fair value of option-based awards represent the grant date fair value of options and is determined using the Black-Scholes option pricing model using the following assumptions: no dividends are to be paid; volatility 99.64%; risk free interest rate of 1.33%, and an expected life of five years.
(2)	“In the money options” means the excess of the market value of the Company’s Shares on December 31, 2022 over the exercise price of the options. The last trading price of the Company’s Shares on the Exchange on December 31, 2022 was $4.91.

Value Vested or Earned During the Year

The following table sets forth information concerning all awards outstanding under share-based or option-based incentive plans of the Company at the end of the most recently completed financial year to each of the NEOs.

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Yftah Ben Yaackov	-	-	-
Moti Maram	-	-	-
Avner Tal	-	-	-
Gabi Kabazo	194,925	-	-

Notes:

(1)	Value vested is calculated as the dollar value that would have been realized had the option been exercised on the date it was vested less the related exercise price multiplied by the number of vesting shares.

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Significant Terms of Incentive Plan-based Awards

See the description of the Company’s Option Plan and its RSU Plan under the headings “Stock Option Plan Disclosure” and “Restricted Share Unit Plan Disclosure” below.

Termination and Change of Control Benefits

The services agreements with each of Marcel (Moti) Maram, Avner Tal, Miga (Gabi Kabazo) and Yftah Ben Yaackov provide inter alia that:

●	if the employee’s employment with the Company and BYND Israel, is terminated without cause, or

●	if the employee elects to terminate his employment with the Company and BYND Israel in the event there has been a “substantial breach” by the Company or BYND Israel (including wrongful dismissal) or if there has been a change of control of the Company or BYND Israel, then such terminated employee will be entitled to severance payments equal to one-twelfth of the his then base salary plus coverage for any benefits to which he may be entitled pursuant to any benefit plan, for the lesser of: (i) twelve months, or (ii) until the such employee finds new employment.

No benefits will accrue to any of the Company’s other NEOs, officers, employees or directors upon their termination, or upon any change of control of the Company, except as may be required by applicable law.

Director Compensation

Director Compensation Table

The following table sets forth all amounts of compensation provided to directors who were not NEOs of the Company during the Company’s most recently completed financial year.

Name	Fees earned ($)	Share- based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Harold Wolkin	-	60,000	-	-	-	-	60,000
Stefania Szabo	23,750	23,750	-	-	-	-	47,500
Niv Shirazi(1)	-	-	29,682	-	-	-	29,682
Carmel Zigdon	-	-	-	-	-	-	-

Notes:

(1)	The fair value of option-based awards represents the grant date fair value of options and is determined using the Black-Scholes option pricing model using the following assumptions: no dividends are to be paid; volatility of 75.91%, risk free interest rate of 3.56%, and expected life of five years.

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Material Factors Necessary to Understand Director Compensation

The Board has adopted a compensation scheme for non-executive directors that pays them a fixed amount for each fiscal quarter served (or portion thereof). In addition, the chair of the Board and the chair of the Audit Committee each receive an additional fixed quarterly amount for acting as chair. With the approval of the Exchange, up to one half of all fees are payable in Shares of the Company, with the remainder payable in cash. In addition, Directors are reimbursed for travel and other expenses incurred in attending meetings and the performance of their duties.

Director Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding under share-based or option-based incentive plans of the Company as at December 31, 2022, including awards granted prior to the most recently completed financial year, to each of the directors of the Company who were not NEOs.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Harold Wolkin	100,000	0.82	Mar 29, 2026	409,000	Nil	-	-
Stefania Szabo	240,000	1.22	June 29, 2026	885,600	Nil	-	-

Notes:

(1)	The dollar value that would have been realized is calculated by determining the difference between the market price of the underlying securities at December 31, 2022 and the exercise or base price of the options under the option-based award. The last trading price of the Company’s Shares on the Exchange on December 31, 2022 was $4.91.

Director Incentive Plan Awards - Value Vested or Earned During the Year

The following table presents information concerning value vested with respect to option-based awards and share-based awards for the directors of the Company who were not NEOs during the most recently completed financial year:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Harold Wolkin	27,739	60,000	-
Stefania Szabo	40,866	23,750	-
Niv Shirazi	29,682	-	-

The Board considers option grants to directors at the time a director joins the board and annually. Option grants to directors are intended as a long term incentive.

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SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

During the financial year ended December 31, 2022, the Company’s Current Plan was the only equity compensation plan under which securities were authorized for issuance. The following table sets out certain information with respect to the Company’s Current Plan as at the end of the Company’s most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	905,000	$1.22	2,883,593	(1)
Equity compensation plans not approved by security holders	-	-	-
Total	905,000	$1.22	2,883,593	(1)

(1)	This figure is based on the total number of shares authorized for issuance under the Company’s Current Option Plan, less the number of stock options issued under the Current Option Plan which were outstanding as at the Company’s financial year ended December 31, 2022. As at December 31, 2022, the Company was authorized to issue options for the purchase of a total of 3,788,593 common shares of the Company.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the current or former directors, employees or executive officers of the Company, none of the proposed directors of the Company and none of the associates of such persons is or has been indebted to the Company at any time since the beginning of the Company’s last completed financial year. Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the directors or executive officers of the Company, nor any proposed director of the Company, nor any person who beneficially owns, directly or indirectly, shares of the Company or who exercises control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company’s last completed financial year or in any proposed transaction not otherwise disclosed herein which, in either case, has affected or will materially affect the Company, except as disclosed herein.

MANAGEMENT CONTRACTS

No management functions of the Company are performed to any substantial degree by a person other than the directors or executive officers of the Company.

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CORPORATE GOVERNANCE DISCLOSURE

The following corporate governance disclosure is provided pursuant to National Policy 58-201 Corporate Governance Guidelines and National Instrument 58-101 Disclosure of Corporate Governance Practices, applicable to all public companies.

Board of Directors

a.	The following directors are unrelated in that they are independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to materially interfere with the director’s ability to act with the best interests of the Company, other than interests and relationships arising from shareholdings:

Harold Wolkin

Stefania Szabo

Niv Shirazi

Carmel Zigdon

b.	Each of Yftah Ben Yaackov, Moti Maram, Avner Tal and Gabi Kabazo is a member of management and thus is non-independent.

c.	Other than as set out in the following table, none of the current directors of the Company are directors of other issuers that are reporting issuers in Canada or the equivalent in a foreign jurisdiction.

Director	Other Reporting Issuer(s)
Harold Wolkin	Baylin Technologies Inc., Cipher Pharmaceuticals Inc., EnviroGold Global, Ceres Global AG, Deal Pro Capital Corp.

e.	At each regularly scheduled Board meeting, the chair and the independent directors consider whether an in-camera meeting of the independent directors should be held at which members of management and the non-independent directors do not attend. The independent directors of the Board may also hold additional meetings that members of management and non-independent directors do not attend. The chair informs management of the substance of these meetings to the extent that action is required by management. During 2022, the independent directors met four (4) times when members of management and non-independent directors were not in attendance.

f.	The chair of the Board, Harold Wolkin, is an independent director, which enhances the Board’s ability to function independently of management. It is the chair’s responsibility to ensure that the relationships between management, Shareholders and the Board are efficient and effective. The chair acts as a resource for the CEO, and at all times retains an independent perspective to represent the best interests of the Company.

g.	The following chart illustrates the number of formal meetings of the Board and each committee, and the directors’ attendance during 2022, with each director’s attendance shown relative to the number of meetings in which he was eligible to participate.

Director	Board Meetings	Audit Committee	GNC Committee
Yftah Ben Yaackov	6/7	n/a	n/a
Moti Maram	7/7	n/a	n/a
Avner Tal	7/7	n/a	n/a
Gabi Kabazo	7/7	n/a	n/a
Harold Wolkin	7/7	5/5	1/1
Stefania Szabo	7/7	5/5	1/1
Niv Shirazi(1)	6/6	5/5	1/1
Carmel Zigdon (2)	1/1	n/a	n/a

Notes:

(1)	Became a director on February 24, 2022
(2)	Became a director on September 22, 2022.

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Board Charter

The following is the written mandate (charter) of the Board:

Purpose

This charter sets out the role and responsibilities of the Board, taking into account National Policy 58-201 - Corporate Governance Guidelines and in compliance with applicable laws and regulations and the constating documents of the Company.

The Board’s primary role is to manage or supervise management of the business and affairs of the Company. To fulfil this role, the Board is responsible for the stewardship of the Company, oversight of the management and the overall corporate governance of the Company including its strategic direction, establishing goals for management and monitoring the achievement of these goals.

Composition

The composition of the Board is determined using the following principles:

●	A majority of the directors must be independent, and must possess a broad range of business expertise; and

●	Directors should bring characteristics which allow a mix of qualifications, skills, experience, expertise and diversity on the Board.

Membership of the Board shall be disclosed in the Company’s annual report and management proxy circular, including whether a director is independent or not independent. Loss or gain of independence will be disclosed as applicable.

In determining whether a director is independent, the Board will consider whether the director has a direct or indirect relationship with the Company which could, in the view of the Board, be reasonably expected to interfere with the exercise of the director’s independent judgement and whether the director complies with the other independence requirements set forth in National Instrument 52-110 Audit Committees.

The Board may develop a Board skills matrix to assist in the assessment of the skills of the Board and the identification of any gaps in the skill set of the Board that is required to be filled. The Board skills matrix, if so developed, will be reviewed and updated periodically as deemed necessary by the Board.

Role of the Board

The Board operates within the broad principles and responsibilities described in the following:

●	Setting the strategic aims of the Company and overseeing management’s performance within that framework.

●	Making sure that the necessary resources (financial and human) are available to the Company and its senior executives to meet its objectives.

●	Overseeing management’s performance and the progress and development of the Company’s strategic plan.

●	Selecting and appointing suitable directors with the appropriate skills to help the Company in the pursuit of its objectives.

●	Succession planning, including appointing, training and monitoring senior management.

●	Determining the remuneration policy for the Board members and senior management.

●	Overseeing the financial reporting, capital structures and material contracts matters and approving all financial statements and related reports to be filed with securities regulators and/or stock exchanges.

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●	Overseeing the monitoring of the principal risks of the Company’s business and ensuring that a sound and effective risk management system and internal controls are in place.

●	Setting the Company’s mission, vision, values and standards.

●	Satisfying itself as to the integrity of senior management and that senior management creates a culture of integrity throughout the Company.

●	Undertaking a formal and rigorous review of the corporate governance policies to ensure compliance with best practices and applicable law.

●	Ensuring that the Company’s obligations to shareholders are understood and met.

●	Ensuring the health, safety and well-being of employees in conjunction with the senior management team, including developing, overseeing and reviewing the effectiveness of the Company’s occupational health and safety systems to assure the well-being of all employees.

●	Ensuring an adequate system is in place for the proper delegation of duties for the effective operative day to day running of the Company without the Board losing sight of the direction that the Company is taking.

●	Any other matter considered desirable and in the interest of the Company.

Roles of Chair and Lead Director

The chair is responsible for the following:

●	Providing the necessary direction required for an effective Board

●	Overseeing the preparation of Board agendas and briefing papers and ensuring that all required matters are brought before the Board and that all the directors receive timely and accurate information so that they can make informed decisions on matters of the Company.

●	Encouraging active engagement from all members of the Board.

●	Reviewing the expense reports of the chief executive officer.

●	Perform such executive functions as shall be conferred upon him by the Board.

To the extent that the chair is not independent, a lead director who is an independent director should be appointed by the Board and be responsible for the following:

●	Serving as a principal liaison between the independent directors and the chair and between the independent directors and senior management.

●	Reviewing Board agendas and giving input to the chair in advance of Board meetings.

●	Presiding over meetings of the independent directors and communicating the results of these meetings to the chair, when appropriate.

●	Performing the duties of the chair when there is an actual or potential conflict of interest or when the chair is absent.

Board Meetings

The Board may meet as often as required to fulfil their responsibilities but not less than quarterly.

The Board will keep minutes of its meetings. The minutes of each Board meeting will be drafted by the corporate secretary or such other secretary of the meeting as shall be delegated by the corporate secretary or appointed by the Board from time to time. The corporate secretary shall circulate the minutes of the Board meetings to all Board members for comment and change before being signed by the corporate secretary.

To assist the smooth running of Board processes, Board papers are to be provided to the Board and invitees, where possible, at least 3 days prior to the meeting.

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Role of Corporate Secretary

The corporate secretary (also referred to as the company secretary) supports the effectiveness of the Board by:

●	Conducting and reporting matters of the Board, including the despatch of Board agendas, briefing papers and minutes.

●	Monitoring policies and procedures of the Board.

●	Providing support and advice to senior management, individual directors, Board committees and the Board in general.

The corporate secretary is accountable directly to the Board, through the chair, on all matters to do with the proper functioning of the Board.

The appointment and removal of the corporate secretary is a matter of the Board.

Board Committees

The Board from time to time establishes committees to assist in carrying out its responsibilities and adopts charters setting out matters relevant to the composition, responsibilities and administration of such committees, and other matters that the Board may consider appropriate.

The standing committees of the Board currently are the Audit Committee and the GNC Committee, and the Board has adopted a charter for each such committee.

Induction and Education

It is the policy of the Company, that new directors undergo an induction process in which they are given a full briefing on the Company. Where possible this includes meetings with key executives, an induction package and presentations. Information conveyed to new directors includes access to a copy of the Company’s corporate governance policies, including this charter, and to a copy of the constating documents of the Company, details of Board meeting arrangements and contact information for the chair, any lead director and the corporate secretary.

In order to achieve continuing improvement in Board performance, all directors are encouraged to undergo continual professional development. Specifically, directors are provided with the resources and training to address skills gaps where they are identified and to receive continuing education concerning key developments in the Company and in the industry and environment within which the Company operates.

Ethical Business Conduct

The Board does not currently take any formal steps to encourage and promote a culture of ethics and business conduct. Directors and Officers of the Company are encouraged to conduct themselves and the business of the Company with the utmost honesty and integrity. Directors are also encouraged to consult with the Company’s professional advisors with respect to any issues related to ethical business conduct.

Nomination of Directors

The identification of potential candidates for nomination as directors of the Company is carried out by the GNC Committee who provides recommendations to the Board. Additionally, all directors, are encouraged to participate in the identification and recruitment of new directors. Potential candidates are primarily identified through referrals by business contacts.

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Compensation

The compensation of directors and the CEO is determined based on the recommendations of the GNC Committee to the Board. Such compensation is determined after consideration of various relevant factors, including the expected nature and quantity of duties and responsibilities, past performance, comparison with compensation paid by other issuers of comparable size and nature, and the availability of financial resources.

Diversity

We believe that having a diverse Board can offer a breadth and depth of perspectives that enhance its performance. We value diversity of abilities, experience, skill sets, perspective, education, gender, background, race and national origin. Recommendations concerning director nominees are expected to be based on merit and past performance, as well as expected contribution to the Board’s performance and, accordingly, diversity is taken into consideration.

We do not currently have a formal policy for the representation and nomination of women on the Board or our senior management. Although we have not adopted formal targets for gender or other diversity representation, in part due to the need to consider a balance of criteria for each individual appointment, we actively take diversity and gender matters into account when considering new appointments or hires.

Currently, we have one director who is a woman (13%) and none are a person of colour (0%). None of the executive officers is a woman (0%).

The composition of the Board is shaped by the selection criteria established by the GNC Committee. This is achieved, among other things, by ensuring that diversity considerations are taken into account in Board vacancies, and continuing to broaden recruiting efforts to attract and interview qualified women candidates.

Director Tenure

The Board has not implemented a limit to the number of terms for which an individual may serve as a director. Directors who have served on the Board for an extended period of time are able to provide valuable insight into the operations of the Company based on their experience with, and understanding of, the Company’s history, policies and objectives. The Board believes that the imposition of term limits on a board member implicitly discounts the value of continuity of board members and runs the risk of excluding experienced and potentially valuable board members as a result of an arbitrary determination. Despite the lack of a formal policy on tenure, there has been considerable turnover of directors. Of the six original directors from 2021, when the Company became a public company, only five remain, and since then there have been three other directors on the board, of whom three remain. On an ongoing basis, we work to establish a balance between ensuring that there are fresh ideas and viewpoints and not losing the insight, experience and other benefits of continuity contributed by longer serving directors.

Performance Evaluation

The Company undertakes an annual performance evaluation as it is dedicated:

●	To examine the impact of the effectiveness of its directors, Board, and Board committees.
●	To review and improve on the quality and performance of the entire Board and committee structure.

The performance evaluation is conducted in such manner as the Board deems appropriate in accordance with the Company’s board performance evaluation policy.

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Independent Professional Advice

The Board collectively and each director has the right to seek independent professional advice at the Company’s expense, up to specified limits, to assist them to carry out their responsibilities, subject to the prior approval of the Chair whose approval will not be unreasonably withheld. If permission is withheld, the matter may be referred to the whole Board.

Other Board Committees

Other than the Audit Committee and the GNC Committee, the Board has not established any other committees at this time but may do so in future. The Board may also, from time to time, create a special committee to consider particular transactions. All Board committees are composed of independent directors.

Assessments

The Board conducts self-evaluations annually to determine the effectiveness of the Board, its committees and individual directors. The Audit Committee also conducts an annual assessment of its effectiveness and contribution, consisting of a review of its charter, the performance of the committee as a whole. The Audit Committee then submits a committee annual assessment report to the Board, including recommendations.

AUDIT COMMITTEE DISCLOSURE

Pursuant to the Business Corporations Act (British Columbia), the Company is required to have an audit committee comprised of at least three directors, the majority of whom must not be officers or employees of the Company or an affiliate of the Company. Pursuant to NI 52-110, all of the members of the Company’s audit committee must be independent (as defined in NI 52-110).

Audit Committee Charter

The Board has established the Audit Committee which consists entirely of independent and non-executive directors. The roles and responsibilities of the Audit Committee are outlined in this charter.

Membership

The Audit Committee will consist of at least three independent Board members who can all read and understand financial statements and are otherwise financially literate, including:

●	At least one member with financial expertise either as a qualified accountant or other financial professional with experience in financial and accounting matters; and

●	At least one member who has an understanding of the industry in which the Company operates.

Chair

The Audit Committee will appoint an independent director, other than the chair of the Board, to be the chair of the Committee. The chair is responsible for the following:

●	Providing the necessary direction required for the Audit Committee to undertake its role effectively;

●	Overseeing the preparation of Audit Committee agendas and briefing papers and ensuring that all required matters are brought before the Audit Committee and that all the Audit Committee members receive timely and accurate information so that they can make informed decisions on matters under the Audit Committee’s responsibility;

●	Reporting to the Board on the matters reviewed by the Audit Committee and on any decisions or recommendations of the Audit Committee in accordance with this charter;

●	Reviewing the expense reports of the chair;

●	Carrying out any special assignments or functions as requested by the Board.

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Secretary

Unless otherwise determined by the Committee, the corporate secretary will be the secretary of the Audit Committee.

Other Attendees

The Chief Financial Officer as well as other members of senior management may be invited to be present for all or part of the meetings of the Audit Committee, but will not be members of the Audit Committee.

Representatives of the external auditor are expected to attend each meeting of the Audit Committee and at least once a year the Audit Committee shall meet with the external auditors without any management, executives or staff present.

Quorum

A quorum will be two members.

Meetings

Audit Committee meetings will be held not less than four times a year so as to enable the Audit Committee to undertake its role effectively. In addition, the chair is required to call a meeting of the Audit Committee if requested to do so by any member of the Audit Committee, the Chief Financial Officer or the external auditor.

Authority

The Audit Committee is authorised by the Board to investigate any activity within its charter. The Audit Committee will have access to management and to the external and internal auditors with or without management present and has rights to seek explanations and additional information. It is authorised to seek any information it requires from any employees and all employees are directed to cooperate with any request made by the Audit Committee.

The Audit Committee is authorised by the Board to obtain outside legal or other independent professional advice, to set and pay the compensation for such legal or other advisors and to secure the attendance of advisors with relevant experience and expertise if it considers this necessary.

The Audit Committee is required to make recommendations to the Board on all matters within the Audit Committee’s charter.

Reporting Procedures

The Audit Committee will keep minutes of its meetings. The minutes of each Audit Committee meeting will be drafted by the secretary of the Audit Committee or such other secretary of the meeting as shall be delegated by the secretary or appointed by the Audit Committee from time to time. The secretary of the Audit Committee shall circulate the minutes of the meetings of the Audit Committee to all members of the Audit Committee for comment and change before being signed by the chair of the Audit Committee. A report is to be made by the chair of the Audit Committee at the Board meeting following the Audit Committee meeting along with any recommendations of the Audit Committee.

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Duties and Responsibilities of the Audit Committee

The Audit Committee is responsible for reviewing the integrity of the Company’s financial reporting and overseeing the work of the external auditors. In particular, the Audit Committee has the following duties:

Financial Statements and Information

●	To review the audited annual and unaudited half-yearly and quarterly financial statements and any press releases and reports which accompany published financial statements (including management’s discussion and analysis, related press releases and conference call presentations) before submission to the Board, recommending their approval, focusing particularly on:

○	Any changes in accounting policies and practices;

○	Major judgmental areas;

○	Significant adjustments, accounting and financial reporting issues resulting from the internal and external audit;

○	Compliance with accounting policies and standards; and

○	Compliance with legal requirements.

●	To review any financial outlook or future-oriented financial information disclosed by the Company before submission to the Board, recommending their approval, focusing on reasonableness of assumptions used and appropriateness of disclosure.

●	To review any periodic report, announcement or press release containing financial information that is not audited or reviewed by an external auditor, before submission to the Board, recommending their approval.

Related Party Transactions

●	To review and monitor any related party transactions.

External Audit Function

●	To recommend to the Board the appointment of the external auditor.
●	Each year, to review the appointment of the external auditor, their independence, the audit fee, and any questions of resignation or dismissal.
●	To discuss with the external auditor before the audit commences the nature and scope of the audit.
●	To meet privately with the external auditor on at least an annual basis.
●	To determine that no management restrictions are being placed upon external auditor.
●	To discuss problems and reservations arising from the interim and final audits, and any matters the auditors may wish to discuss (in the absence of management where necessary).
●	To review the external auditor’s management letter and management’s response and resolve any disagreement between management and the external auditor regarding financial reporting.
●	To review any regulatory reports on the Company’s operations and management’s response.
●	To pre-approve all non-audit services to be provided to the Company and its subsidiaries by the external auditor in accordance with National Instrument 52-110 - Audit Committees.
●	To review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company.

Communication

●	Providing, through regular meetings, a forum for communication between the Board, senior financial management, staff involved in internal control procedures and the external auditors.
●	Enhancing the credibility and objectivity of financial reports with other interested parties, including creditors, key stakeholders and the general public.
●	Establishing procedures for the receipt, retention and treatment of complaints and concerns regarding accounting, internal accounting controls and auditing matters and ensuring a mechanism for the confidential treatment of such complaints and reports including the ability to submit them anonymously, and publicise such procedures in the Company’s Code of Conduct or another policy made available to all employees and the public.

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Assessment of Effectiveness

●	To evaluate the adequacy and effectiveness of the Company’s administrative, operating and accounting policies through active communication with operating management and the external auditors.

Oversight of the Risk Management System

●	To oversee the establishment and implementation by management of a system for identifying, assessing, monitoring and managing material risk throughout the Company, including the Company’s internal compliance and control systems.
●	To review at least annually the Company’s risk management systems to ensure the exposure to the various categories of risk are minimized.
●	To evaluate the Company’s exposure to fraud.
●	To take an active interest in ethical considerations regarding the Company’s policies and practices.
●	To monitor the standard of corporate conduct in areas such as arms-length dealings and likely conflicts of interest.
●	To identify and direct any special projects or investigations deemed necessary.
●	To ensure that roles within the Company are filled by employees or contractors with skills, training, qualifications and experience suitable for each role, especially in areas of the business which are regulated by statute or regulation.
●	To ensure a safe working culture is sustained in the workforce.
●	To determine the Company’s risk profile describing the material risks, including both financial and non-financial matters, facing the Company, regularly review and update the risk profile, and ensure material risk factors are appropriately disclosed in the Company’s annual and interim reports and the Company’s annual information form.

Composition of the Audit Committee

The Audit Committee consists of three independent members all of whom are financially literate namely:

●	Harold Wolkin (chair)
●	Stefania Szabo
●	Niv Shirazi

Relevant Education and Experience

All members of the Company’s Audit Committee have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. In addition to each member’s relevant general business experience and education, each Audit Committee member has an understanding of the accounting principles used by the Company to prepare its financial statements and has an understanding of its internal controls and procedures for financial reporting.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, the Board has adopted all recommendations of the Audit Committee regarding nomination or compensation of the external auditors.

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Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemption in section 2.4 (De Minimis Non-audit Services) or an exemption from Multilateral Instrument 52-110, in whole or in part, granted under Part 8 (Exemptions).

Pre-Approval Policies and Procedures

The Audit Committee pre-approves all non-audit related services provided by the external auditors.

External Auditors’ Service Fees (By Category)

The aggregate fees billed by the Company’s external auditors in each of the last two financial years for audit fees are as follows:

Category	2022 ($)	2021 ($)
Audit Fees	81,192	128,625
Audit Related Fees(1)	n/a	n/a
Tax Fees(2)	n/a	n/a
Other(3)	20,173	n/a
TOTAL	101,365	128,625

(1)	Fees charged for assurance and related services reasonably related to the performance of an audit, and not included under “Audit Fees”.
(2)	Fees charged for tax compliance, tax advice and tax planning services.
(3)	Fees for services other than disclosed in any other column.

STOCK OPTION PLAN DISCLOSURE

The following is a description of the Company’s Proposed Option Plan, for which shareholder approval is being sought at the Meeting.

The maximum aggregate number of Shares which may be subject to issuance pursuant to options granted under the Proposed Option Plan, together with all of the Company’s other previously established or proposed stock options, stock option plans, employee stock purchase plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of Shares (including the proposed RSU Plan), shall be 10% of the issued and outstanding Shares of the Company at the time of any such grant.

Under the Proposed Option Plan, the Board is authorized to determine persons to whom options may be granted. Currently, employees, consultants and directors and officers of the Company, its subsidiaries and of companies providing management or administrative services to the Company are eligible participants in the Proposed Option Plan (“Eligible Participants”).

Under the Proposed Option Plan, the Board may grant options to Eligible Participants and specify the terms of each option grant including, without limitation: (i) the number of options to be granted each Eligible Participant, (ii) the exercise price of each option, which cannot be less than the price permitted by Exchange policies, and (iii) the period within which such options may be exercised (the “Expiry Date”), which cannot exceed 10 years from the date of grant.

The Proposed Option Plan does not require that granted options have a vesting period except in cases where such vesting is required pursuant to Exchange policies such as options granted to persons engaged in investor relations activities. When not required under Exchange policies, the Proposed Option Plan permits the Board to impose vesting periods in their discretion.

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The Proposed Option Plan further provides that any unvested options shall vest immediately upon the occurrence of a “change of control” defined as the acquisition by any person or by any person and any joint actors, whether directly or indirectly, of voting securities of the Company which, when added to all other voting securities of the Company at the time held by such person or by such person and any joint actors, totals for the first time not less than fifty percent (50%) of the outstanding voting securities of the Company or the votes attached to those securities are sufficient, if exercised, to elect a majority of the Board.

The Proposed Option Plan contains a cashless exercise provision.

The Proposed Option Plan includes limits to the number of options which may be granted in some cases. The Proposed Option Plan provides that the aggregate number of options which may be granted: (i) to insiders (as defined under applicable securities laws), as a group, within any twelve (12) month period, shall not exceed 10% of the issued Shares of the Company, calculated on the date options are granted to any insiders; (ii) to any one (1) person (and companies owned by such person) in a twelve (12) month period, shall not exceed 5% of the issued Shares of the Company, calculated on the date options are granted to such person, unless the Company first obtains disinterested shareholder approval; (iii) to any one (1) consultant in a twelve (12) month period, shall not exceed 2% of the issued Shares of the Company, calculated on the date options are granted to such Consultant; and (iv) to all persons retained to provide investor relations activities, shall not exceed 2% of the issued Shares of the Company in any twelve (12) month period, calculated on the date options are granted to any such person.

Options granted under the Proposed Option Plan may not be assigned by the optionee other than by will or pursuant to the laws of succession, and to a trust, RESP or RRSP or similar legal entity established by the optionee.

If an optionee, other than a consultant engaged in investor relations activities, ceases to be an Eligible Participant for any reason other than death, then such optionee has the lesser of 90 days, or until the Expiry Date of such optionee’s options within which to exercise any vested options not exercised prior to the date of ceasing to be an Eligible Participant. If an optionee who is a consultant engaged in investor relations activities ceases to be an Eligible Participant for any reason other than death, then such optionee has the lesser of 30 days, or until the Expiry Date of such optionee’s options within which to exercise any vested options not exercised prior to the date of ceasing to be an Eligible Participant. If an optionee dies while such optionee is an Eligible Participant, the optionee’s legal representatives shall have the lesser of one (1) year, or until the Expiry Date of such optionee’s options within which to exercise any vested options not exercised prior to the optionee’s date of death.

Options will be adjusted in the event of any consolidation or subdivision of shares or the declaration of a dividend. In the event of a take-over bid or a change of control, as defined in the Proposed Option Plan, any un-vested options will become vested and exercisable in accordance with the terms of the Proposed Option Plan.

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Approval of Stock Option Plan

The Exchange requires that the Company’s shareholders approve the Proposed Option Plan and unallocated options, rights and other entitlements thereunder, and such shareholder approval will be sought at the Meeting.

Accordingly, Shareholders will be asked at the Meeting to pass an ordinary resolution substantially as set out below:

“BE IT RESOLVED THAT:

1.	The Company’s proposed stock option plan (the “2023 Stock Option Plan”), materially as attached as Schedule B to the Company’s management information circular dated April 21, 2023, is approved.

2.	All unallocated options, rights and other entitlements under the 2023 Stock Option Plan are approved.

3.	The Company has the ability to grant options, rights and other entitlements under the 2023 Stock Option Plan until May 29, 2026.

4.	Any director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolutions.”

RESTRICTED SHARE UNIT PLAN DISCLOSURE

The following is a description of the Company’s Proposed Option Plan, for which shareholder approval is being sought at the Meeting.

The following is a description of the Company’s Proposed RSU Plan, for which shareholder approval is being sought at the Meeting.

Purpose and Overview: The RSU Plan is intended to bring the Company’s compensation policies in line with trends in industry compensation practice, which includes a move towards restricted share units (“RSUs”), and to preserve the working capital of the Company by paying Eligible Persons (as defined herein) compensation in the form of share-based awards as opposed to cash. Eligible Persons who are granted RSUs under the RSU Plan are collectively referred to herein as “Participants” or “Grantees”. RSUs are performance-based share units which will be granted to Eligible Persons under the RSU Plan based on both individual and corporate performance criteria as determined by the Board or the Granting Authority (as such term is defined in the RSU Plan).

The RSU Plan will advance the interests of the Company by encouraging Participants to receive equity-based compensation and incentives, thereby (i) increasing the proprietary interests of such persons in the Company, (ii) aligning the interests of such persons with the interests of the shareholders of the Company generally, (iii) encouraging such persons to remain associated with the Company, and (iv) furnishing such persons with additional incentive in their efforts on behalf of the Company. The Board also contemplates that through the RSU Plan, the Company will be better able to compete for and retain the services of the individuals needed for the continued growth and success of the Company. The RSU Plan is intended to complement the Stock Option Plan by allowing the Company to offer a broader range of incentives to diversify and customize the rewards for Eligible Persons.

Administration: Under the RSU Plan, the Board may, at any time, appoint a committee to, among other things, interpret, administer and implement the RSU Plan on behalf of the Board in accordance with such terms and conditions as the Board may prescribe, consistent with the RSU Plan.

Eligible Persons: Under the RSU Plan, RSUs may be granted to any Director or Employee of the Company or an Affiliate thereof, or any Consultant, other than persons involved in Investor Relations Activities relating to the Company (as such terms are defined in the RSU Plan) (collectively the “Eligible Persons”). A Participant or Grantee is an Eligible Person to whom a RSU has been granted under the RSU Plan.

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Number of Securities Issued or Issuable: Subject to the adjustment provisions provided for in the RSU Plan and applicable rules and regulations of all regulatory authorities to which the Company is subject (including any stock exchange), the total number of Shares that may be reserved for issue in connection with the RSUs granted pursuant to the RSU Plan shall not exceed 3,789,938 Shares, being 10% of the total number of issued and outstanding Shares as of April 21, 2023. As of the date of this Circular, 26,908 RSUs have been granted pursuant to the RSU Plan, resulting in 3,763,030 remaining available for grant. Notwithstanding the foregoing, the Shares reserved for issue under the RSU Plan, together with any Shares reserved for issue pursuant to the Stock Option Plan, may not exceed 10% of the total issued and outstanding Shares (on a non-diluted basis) on the date of a grant of RSUs to a Participant.

If any RSU is cancelled in accordance with the terms of the RSU Plan or the agreements evidencing the grant, the Shares reserved for issue pursuant to such RSU shall, upon cancellation of such RSUs, revert to the RSU Plan and will be available for other RSUs.

Maximum Grant to Any One Participant: The issue of RSUs to Eligible Persons is subject to, among others, the following restrictions:

a.	the number of Shares which may be reserved for issue pursuant to the RSU Plan together with the Shares which may be reserved for issue pursuant to any other share compensation arrangements of the Company, including the Stock Option Plan, to any one Eligible Person within a 12 month period may not exceed in the aggregate 5% of the number of Shares issued and outstanding on a non-diluted basis on the date of the grant of the RSU unless the Company has received disinterested shareholder approval;

b.	the number of Shares which may be reserved for issue pursuant to the RSU Plan together with the Shares which may be reserved for issue pursuant to any other share compensation arrangements of the Company, including the Stock Option Plan, to all insiders of the Company may not exceed 10% of the number of Shares issued and outstanding on a non-diluted basis at any point in time unless the Company has received disinterested shareholder approval;

c.	the number of Shares which may be reserved for issue pursuant to the RSU Plan together with the Shares which may be reserved for issue pursuant to any other share compensation arrangements of the Company, including the Stock Option Plan, to all insiders of the Company within a 12-month period may not exceed in the aggregate 10% of the number of Shares issued and outstanding on a non-diluted basis on the date of the grant of the RSU unless the Company has received disinterested shareholder approval; and

d.	the number of Shares which may be reserved for issue pursuant to the RSU Plan together with the Shares which may be reserved for issue pursuant to any other share compensation arrangements of the Company, including the Stock Option Plan, to any one Consultant in any 12-month period may not exceed 2% of the number of Shares issued and outstanding on a non-diluted basis on the date of the grant of the RSU.

Restricted Share Units: Restricted Share Units granted pursuant to the RSU Plan will be used to compensate Participants for their individual performance-based achievements and are intended to supplement stock option awards in this specific respect. RSUs granted pursuant to the RSU Plan will be used as a means of reducing the cash payable by the Company in respect of a Participant’s compensable amounts. The goal of such grants is to more closely tie RSUs to individual performance based on established Performance Criteria (as such term is defined in the RSU Plan) and to more closely align the interests of the Participant with those of the Company and its shareholders.

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Vesting and Term of Restricted Share Units: The Granting Authority may determine the conditions to the vesting of RSUs at the time of grant. The Granting Authority shall also determine the term of RSUs granted under the RSU Plan, provided that no RSU shall be outstanding for a period greater than ten years or such shorter period as may be required pursuant to applicable tax laws.

If a Grantee dies or is terminated without cause, any non-vested RSUs granted prior to such death or termination will be cancelled 90 days following the date of death or termination without liability or compensation and will be of no further force and effect after such time. Where the Grantee voluntarily terminates his/her employment with the Company or is otherwise terminated by the Company for cause, or, in the case of a director of the Company, is otherwise removed as a result of losing his/her eligibility to serve on the Board due to an order by a regulatory body or stock exchange or for culpable conduct as determined by the Granting Authority, all non-vested RSUs of the Grantee shall be immediately cancelled without compensation or liability therefor and be of no further force and effect.

In the event of a Change of Control (as defined in the RSU Plan), the Granting Authority may take any action it deems necessary or desirable with respect to the outstanding RSUs, including accelerating the vesting date of RSUs to the date which is immediately preceding the Change of Control or otherwise waiving all restrictions and conditions of RSUs. Moreover, if approved by the Board prior to or within 30 days after such time as a Change of Control is deemed to have occurred, the Board has the right to require that all or any portion of the RSUs be settled and discharged in cash based on the “cash value” of such RSUs in lieu of settlement by issue of Shares.

Settlement of Vested Restricted Share Units: Subject to the provisions of the RSU Plan with respect to Changes of Control, payment to the Grantee in respect of vested RSUs will be made in the form of Shares and will be evidenced by book entry registration or by a share certificate registered in the name of the Grantee as soon as practicable following the date on which the RSUs become vested. Settlement of RSUs shall be made by delivery of one Common Share for each such RSU then being settled. Shares delivered to Participants in connection with the settlement of vested RSUs may be authorized by unissued Shares from the treasury of the Company, Shares purchased in the open-market or in private transactions.

Shares issued pursuant to the settlement of vested RSUs shall not be available for subsequent grants of RSUs, unless approval of the Board is received for the reversion of such Shares to the RSU Plan.

Assignability: Unless otherwise provided in an agreement evidencing a RSU, RSUs granted under the RSU Plan are non-transferable and non-assignable to anyone other than to the estate of a Participant in the event of death and then only in accordance with the terms of the RSU Plan.

Procedure for Amending of the RSU Plan: Subject to the terms of the RSU Plan and any applicable requirements of the Exchange, the Granting Authority has the right at any time to amend, suspend or terminate the RSU Plan, or to amend any RSU awarded thereunder, provided that disinterested shareholder approval may be required in respect of certain amendments. Notwithstanding the foregoing, shareholder approval is not required for the amendments set out below:

a.	amendments of a technical, clerical or “housekeeping” nature including, without limiting the generality of the foregoing, any amendments for the purpose of curing any ambiguity, error or omission in the RSU Plan or to correct or supplement any provision of the RSU Plan that is inconsistent with any other provision of the RSU Plan;

b.	amendments necessary to comply with the provisions of applicable law and the applicable rules of the Exchange;

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c.	amendments necessary in order for RSUs to qualify for favourable treatment under the Income Tax Act (Canada) or under the United States Internal Revenue Code;

d.	amendments respecting administration of the RSU Plan;

e.	any amendments to the vesting provision of the RSU Plan or any RSU;

f.	any amendments to the early termination provisions of the RSU Plan or any RSU, whether or not such RSU is held by an insider of the Company, provided such amendment does not entail an extension of a RSU beyond the original expiry date;

g.	any amendments in the termination provisions of the RSU Plan or any RSU, other than a RSU held by an insider of the Company in the case of an amendment extending the term of a RSU, provided any such amendment does not entail an extension of the expiry date of such RSU beyond its original expiry date;

h.	adjustments to outstanding RSUs in the event of a Change of Control or similar transaction entered into by the Company;

i.	amendments necessary to suspend or terminate the RSU Plan; and

j.	any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law or the rules of the Exchange.

Other Material Information: Appropriate adjustments to the RSU Plan and to RSUs granted thereunder will be made by the Company to give effect to adjustments in the number and type of Shares (or other securities or other property) resulting from subdivisions, consolidations, substitutions, or reclassifications of Shares, payment of stock dividends or other prescribed changes in the Company’s capital.

Approval of Restricted Share Unit Plan

The Exchange requires that the Company’s shareholders approve the RSU Plan and unallocated options, rights and other entitlements thereunder, and such shareholder approval will be sought at the Meeting.

Accordingly, Shareholders will be asked at the Meeting to pass an ordinary resolution substantially as set out below:

“BE IT RESOLVED THAT:

1.	The Company’s proposed restricted share unit plan (the “2023 RSU Plan”), materially as attached as Schedule C to the Company’s management information circular dated April 21, 2023, is approved.

2.	All unallocated options, rights and other entitlements under the 2023 RSU Plan are approved.

3.	The Company has the ability to grant units, rights and other entitlements under the 2023 RSU Plan until May 29, 2026.

4.	Any director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolutions.”

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Additional Information

Additional information relating to the Company is available under its profile on the SEDAR website at www.sedar.com. Financial information is provided in the Company’s comparative consolidated financial statements and management discussion and analysis for its most recently completed financial year. Shareholders wishing to obtain a copy of such financial statements and management’s discussion and analysis may contact the Company as follows:

BYND Cannasoft Enterprises Inc.

2264 East 11th Avenue

Vancouver, BC V5N 1Z6

Telephone: (604) 833-6820

Email: gabi@cannasoft-crm.com

Directors’ Approval

The undersigned hereby certifies that the contents and the sending of this Information Circular to the Shareholders of the Company have been approved by the Board.

DATED at Vancouver, British Columbia April 21, 2023

“Yftah Ben Yaackov”
CEO & Director

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Schedule A

Documents Pertaining to the Company’s Change of Auditor

See Attached

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BYND CANNASOFT ENTERPRISES INC.

NOTICE OF CHANGE OF AUDITORS

TO:	BF Borgers CPA PC

AND TO:	Reliant CPA PC

AND TO:	the British Columbia Securities Commission the Ontario Securities Commission

TAKE NOTICE THAT:

(a)	BF Borgers CPA PC, the former auditors of BYND Cannasoft Enterprises Inc. (the “Corporation”) tendered their resignation at the request of the Corporation effective January 16, 2023 and the Board of Directors of the Corporation has appointed Reliant CPA PC, as successor auditors in their place, effective as of January 16, 2023

(b)	the former auditors of the Corporation were requested to resign by the Corporation;

(c)	the resignation of BF Borgers CPA PC and the appointment of Reliant CPA PC in their place have been approved by the Audit Committee and the Board of Directors of the Corporation;

(d)	there have been no reservations contained in the former auditors’ reports on any of the financial statements of the Corporation for the period from December 31, 2022 to January 12, 2023; and

(e)	there are no reportable events (as defined in section 4.11(7)(e) of National Instrument 51- 102).

DATED at Vancouver, British Columbia this 16 day of January, 2023.

BY ORDER OF THE BOARD OF DIRECTORS

“Yftah Ben Yaackov”, Chief Executive Officer

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January 16, 2023

British Columbia Securities Commission	Ontario Securities Commission
P.O Box 10142, Pacific Centre	20 Queen Street West, 22nd Floor
9th Floor – 701 West Georgia Street	Toronto, ON M5H 3S8
Vancouver, B.C. V7Y 1L2

Dear Sirs/Mesdames:

Re:	BYND Cannasoft Enterprises Inc. (the “Company”)
Notice Pursuant to National Instrument 51-102 - Change of Auditor

As required by the National Instrument 51-102 and in connection with our resignation as auditor of the Company, we have reviewed the information contained in the Company’s Notice of Change of Auditor dated January 16, 2023 and agree with the information contained therein, based on our knowledge of the information relating to the said notice and the Company at this time.

Yours truly,

/s/ BF Borgers CPA PC

BF Borgers CPA PC

Certified Public Accountants

www.bfbcpa.us
5400 W Cedar Ave, Lakewood, CO 80226 PH: 303-953-1454 FAX: 720-251-8836

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January 16, 2023

To:	British Columbia Securities Commission

Ontario Securities Commission

Dear Sirs/Mesdames:

Re: BYND Cannasoft Enterprises Inc. (the “Issuer”) Notice of Change of Auditor

We acknowledge receipt of a Notice of Change of Auditor (the “Notice”) dated January 16, 2023, delivered to us by the Corporation in respect of the change of auditor of the Corporation. Pursuant to National Instrument 51-102 of the Canadian Securities Administrators, please accept this letter as confirmation that we have reviewed the Notice and, based on our knowledge as at the time of receipt of the Notice, we agree with each of the five paragraphs contained in the Notice.

Yours truly,

/s/ Reliant CPA PC

Reliant CPA PC

Certified Public Accountants

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Schedule B

BYND Cannasoft Enterprises Inc.

Proposed Stock Option Plan

See Attached

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BYND CANNASOFT ENTERPRISES INC.

STOCK OPTION PLAN

1.	The Plan

A stock option plan (the “Plan”), pursuant to which options to purchase common shares, or such other shares as may be substituted therefor (“Shares”), in the capital of BYND Cannasoft Enterprises Inc. (the “Corporation”) may be granted to the directors, officers and employees of the Corporation and to consultants retained by the Corporation, is hereby established on the terms and conditions set forth herein.

2.	Purpose

The purpose of this Plan is to advance the interests of the Corporation by encouraging the directors, officers and employees of the Corporation or any of its subsidiaries and consultants retained by the Corporation or any of its subsidiaries to acquire Shares, thereby: (i) increasing the proprietary interests of such persons in the Corporation; (ii) aligning the interests of such persons with the interests of the Corporation’s shareholders generally; (iii) encouraging such persons to remain associated with the Corporation or any of its subsidiaries and (iv) furnishing such persons with an additional incentive in their efforts on behalf of the Corporation or any of its subsidiaries.

3.	Administration

(a)	This Plan shall be administered by the board of directors of the Corporation (the “Board”).

(b)	Subject to the terms and conditions set forth herein, the Board is authorized to provide for the granting, exercise and method of exercise of Options (as defined in paragraph 3(d) below), all on such terms (which may vary between Options granted from time to time) as it shall determine. In addition, the Board shall have the authority to: (i) construe and interpret this Plan and all option agreements entered into hereunder; (ii) prescribe, amend and rescind rules and regulations relating to this Plan and (iii) make all other determinations necessary or advisable for the administration of this Plan. All determinations and interpretations made by the Board shall be binding on all Participants (as hereinafter defined) and on their legal, personal representatives and beneficiaries.

(c)	Notwithstanding the foregoing or any other provision contained herein, the Board shall have the right to delegate the administration and operation of this Plan, in whole or in part, to a committee of the Board or to the President or any other officer of the Corporation. Whenever used herein, the term “Board” shall be deemed to include any committee or officer to which the Board has, fully or partially, delegated responsibility and/or authority relating to the Plan or the administration and operation of this Plan pursuant to this Section 3.

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(d)	Options to purchase the Shares granted hereunder (“Options”) shall be evidenced by (i) an agreement that may vary between Participants (as hereinafter defined), signed on behalf of the Corporation and by the person to whom an Option is granted, which agreement shall be in such form as the Board shall approve, or (ii) a written notice or other instrument, signed by the Corporation, setting forth the material attributes of the Options.

(e)	Notwithstanding the foregoing, the additional provisions set forth in Appendix “A” attached hereto entitled “Provisions Applicable to Residents of Israel” shall apply to those Participants (as hereinafter defined) who are resident in the State of Israel (Participants who are residents of Israel are referred to herein as “Israeli Participants”).

4.	Shares Subject to Plan

(a)	Subject to Section 15 below, the securities that may be acquired by Participants (as defined in paragraph 6(a) below) upon the exercise of Options shall be deemed to be fully authorized and issued Shares of the Corporation. Whenever used herein, the term “Shares” shall be deemed to include any other securities that may be acquired by a Participant upon the exercise of an Option the terms of which have been modified in accordance with Section 15 below.

(b)	The aggregate number of Shares reserved for issuance under this Plan, or any other plan of the Corporation, shall not, at the time of the stock option grant, exceed ten percent (10%) of the total number of issued and outstanding Shares (calculated on a non-diluted basis) unless the Corporation receives the permission of the stock exchange or exchanges on which the Shares are then listed to exceed such threshold.

(c)	If any Option granted under this Plan shall expire or terminate for any reason without having been exercised in full, any un-purchased Shares to which such Option relates shall be available for the purposes of the granting of Options under this Plan.

5.	Maintenance of Sufficient Capital

The Corporation shall at all times during the term of this Plan ensure that the number of Shares it is authorized to issue shall be sufficient to satisfy the Corporation’s obligations under all outstanding Options granted pursuant to this Plan.

6.	Eligibility and Participation

(a)	The Board may, in its discretion, select any of the following persons to participate in this Plan:

(i)	directors of the Corporation or any of its subsidiaries (or, in the case of an Israeli Participant, their trustees);

(ii)	officers of the Corporation or any of its subsidiaries (or, in the case of an Israeli Participant, their trustees);

(iii)	employees of the Corporation or any of its subsidiaries (or, in the case of an Israeli Participant, their trustees); and

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(iv)	consultants retained by the Corporation or any of its subsidiaries (or, in the case of an Israeli Participant, their trustees), provided such consultants have performed and/or continue to perform services for the Corporation or any of its subsidiaries on an ongoing basis or are expected to provide a service of value to the Corporation or any of its subsidiaries;

(any such person having been selected for participation in this Plan by the Board is herein referred to as a “Participant”).

(b)	The Board may from time to time, in its discretion, grant an Option to any Participant, upon such terms, conditions and limitations as the Board may determine, including the terms, conditions and limitations set forth herein, provided that Options granted to any Participant shall be approved by the shareholders of the Corporation if the rules of any stock exchange on which the Shares are listed require such approval.

(c)	The Corporation represents that, for any Options granted to an officer, employee or consultant of the Corporation or any of its subsidiaries, such Participant is a bona fide officer, employee or consultant of the Corporation or of such subsidiary.

7.	Exercise Price

The Board shall, at the time an Option is granted under this Plan, fix the exercise price at which Shares may be acquired upon the exercise of such Option provided that such exercise price shall not be less than that from time to time permitted under the rules of any stock exchange or exchanges on which the Shares are then listed. In addition, the exercise price of an Option must be paid in cash. Disinterested shareholder approval shall be obtained by the Corporation prior to any reduction to the exercise price if the affected Participant is an insider (as defined in the Securities Act (British Columbia) of the Corporation at the time of the proposed amendment.

8.	Number of Optioned Shares

The number of Shares that may be acquired under an Option granted to a Participant shall be determined by the Board as at the time the Option is granted, provided that the aggregate number of Shares reserved for issuance to any one Participant under this Plan or any other plan of the Corporation, shall not exceed five percent of the total number of issued and outstanding Shares (calculated on a non-diluted basis) in any 12 month period unless the Corporation receives the permission of the stock exchange or exchanges on which the Shares are listed to exceed such threshold and provided further that the number of Options granted to any one consultant in a 12 month period shall not exceed 2% of the total number of issued and outstanding Shares and the aggregate number of Options granted to persons employed to provide investor relations activities shall not exceed 2% of the total number of issued and outstanding Shares in any 12 month period. The Corporation shall obtain disinterested shareholder approval for grants of Options to insiders (as defined in the Securities Act (British Columbia), of a number of Options exceeding 10% of the issued Shares, within any 12 month period.

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9.	Term

The period during which an Option may be exercised (the “Option Period”) shall be determined by the Board at the time that the Option is granted, subject to any vesting limitations which may be imposed by the Board in its sole unfettered discretion at the time that such Option is granted and Sections 11, 12, and 16 provided that:

(a)	no Option shall be exercisable for a period exceeding ten (10) years from the date that the Option is granted;

(b)	no Option in respect of which shareholder approval is required under the rules of any stock exchange or exchanges on which the Shares are then listed shall be exercisable until such time as the Option has been approved by the shareholders of the Corporation;

(c)	the Board may, subject to the receipt of any necessary regulatory approvals, in its sole discretion, accelerate the time at which any Option may be exercised, in whole or in part; and

(d)	any Options granted to any Participant must expire within 90 days after the Participant ceases to be a Participant, and within 30 days for any Participant engaged in investor relation activities after such Participant ceases to be employed to provide investor relation activities.

10.	Method of Exercise of Option

(a)	Except as set forth in Sections 11 and 12 below or as otherwise determined by the Board, no Option may be exercised unless the holder of such Option is, at the time the Option is exercised, a director, officer, employee or consultant of the Corporation or any of its subsidiaries or, in the case of an Israeli Participant, a trustee of an Israeli Participant who is, at the time the Option is exercised, a director, officer, employee or consultant of the Corporation or any of its subsidiaries;

(b)	Options that are otherwise exercisable in accordance with the terms thereof may be exercised in whole or in part from time to time;

(c)	Any Participant (or his legal, personal representative) wishing to exercise an Option shall deliver to the Corporation, at its principal office in the City of Vancouver, British Columbia:

(i)	a written notice expressing the intention of such Participant (or his legal, personal representative) to exercise his Option and specifying the number of Shares in respect of which the Option is exercised; and

(ii)	subject to Section 10(d) below, a cash payment, certified cheque or bank draft, representing the full purchase price of the Shares in respect of which the Option is exercised.

(d)	The Corporation may, but shall not be obligated to, offer a Participant the right (the “Cashless Exercise Right”), in lieu of the right to exercise a specific Option, to terminate such Option in whole or in part by notice in writing delivered to the Corporation electing to exercise the Cashless Exercise Right and, in lieu of receiving the number of Shares to which such terminated Option relates, to receive the number of Shares, disregarding fractions, which is equal to the quotient obtained by:

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(i)	subtracting the exercise price per Share under such terminated Option from the VWAP per Share and multiplying the difference by the number of Shares that could have been purchased under such terminated Option; and

(ii)	dividing the product obtained under Section 10(d)(i) by the VWAP per Share.

In this Section 10(d)(i), “VWAP” means the volume weighted average trading price of the Shares on the stock exchange on which the Shares then principally trade (as determined by the Board) calculated by dividing the total value of the Shares traded by the total volume of the Shares traded over the five trading days immediately preceding the applicable date. Where appropriate, internal crosses and certain other special trades may be excluded from the calculation as determined by the Board.

Exercise of the Cashless Exercise Right, in each instance, is conditional upon consent of the Corporation, and the Board will not be obliged to allow for use of the Cashless Exercise Right or to provide reasons for not allowing use thereof.

(e)	Upon the exercise of an Option as aforesaid, the Corporation shall use reasonable efforts to forthwith deliver, or cause the registrar and transfer agent of the Shares to deliver, to the relevant Participant (or his legal, personal representative) or to the order thereof, a certificate representing the aggregate number of fully paid and non-assessable Shares in respect of which the Option has been duly exercised.

11.	Ceasing to be a Director, Officer, Employee or Consultant

If any Participant shall cease to hold the position or positions of director, officer, employee or consultant of the Corporation or any of its subsidiaries (as the case may be) for any reason other than death, his Option will terminate at 4:00 p.m. (Toronto time) on the earlier of the date of the expiration of the Option Period and 60 days after the date such Participant ceases to hold the position or positions of director, officer, employee or consultant of the Corporation or any of its subsidiaries as the case may be, and ceases to actively perform services for the Corporation or any of its subsidiaries. An Option granted to a Participant who performs investor relations services on behalf of the Corporation or any of its subsidiaries shall terminate on the date of termination of the employment or cessation of services being provided and shall be subject to Exchange policies and procedures for the termination of Options for investor relations services. For greater certainty, the termination of any Options held by the Participant, and the period during which the Participant may exercise any Options, shall be without regard to any notice period arising from the Participant’s ceasing to hold the position or positions of director, officer, employee or consultant of the Corporation or any of its subsidiaries (as the case may be).

Neither the selection of any person as a Participant nor the granting of an Option to any Participant under this Plan shall: (i) confer upon such Participant any right to continue as a director, officer, employee or consultant of the Corporation or any of its subsidiaries, as the case may be; or (ii) be construed as a guarantee that the Participant will continue as a director, officer, employee or consultant of the Corporation or any of its subsidiaries, as the case may be.

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With regard to Options held by a trustee of an Israeli Participant, this Section will apply to the Israeli Participants.

12.	Death of a Participant

In the event of the death of a Participant, any Option previously granted to him shall be exercisable until the end of the Option Period or until the expiration of 12 months after the date of death of such Participant, whichever is earlier, and then, in the event of death, only:

(a)	by the person or persons to whom the Participant’s rights under the Option shall pass by the Participant’s will or applicable law; and

(b)	to the extent that he was entitled to exercise the Option as at the date of his death.

With regard to Options held by a trustee of an Israeli Participant, this Section will apply to the Israeli Participants.

13.	Rights of Participants

No person entitled to exercise any Option granted under this Plan shall have any of the rights or privileges of a shareholder of the Corporation in respect of any Shares issuable upon exercise of such Option until such Shares have been paid for in full and issued to such person.

14.	Proceeds from Exercise of Options

The proceeds from any sale of Shares issued upon the exercise of Options shall be added to the general funds of the Corporation and shall thereafter be used from time to time for such corporate purposes as the Board may determine and direct.

15.	Adjustments

(a)	The number of Shares subject to the Plan shall be increased or decreased proportionately in the event of the subdivision or consolidation of the outstanding Shares of the Corporation, and in any such event a corresponding adjustment shall be made to the number of Shares deliverable upon the exercise of any Option granted prior to such event without any change in the total price applicable to the unexercised portion of the Option, but with a corresponding adjustment in the price for each Share that may be acquired upon the exercise of the Option. In case the Corporation is reorganized or merged or consolidated or amalgamated with another corporation, appropriate provisions shall be made for the continuance of the Options outstanding under this Plan and to prevent any dilution or enlargement of the same.

(b)	Adjustments under this Section 15 shall be made by the Board, whose determination as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive. No fractional Shares shall be issued upon the exercise of an Option following the making of any such adjustment.

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16.	Change of Control

Notwithstanding the provisions of section 11 or any vesting restrictions otherwise applicable to the relevant Options, in the event of a sale by the Corporation of all or substantially all of its assets or in the event of a change of control of the Corporation, each Participant shall be entitled to exercise, in whole or in part, the Options granted to such Participant hereunder, either during the term of the Option or within 90 days after the date of the sale or change of control, whichever first occurs.

For the purpose of this Plan, “change of control of the Corporation” means and shall be deemed to have occurred upon:

(a)	the acceptance by the holders of Shares of the Corporation, representing in the aggregate, more than 50 percent of all issued Shares of the Corporation, of any offer, whether by way of a takeover bid or otherwise, for all or any of the outstanding Shares of the Corporation; or

(b)	the acquisition, by whatever means, by a person (or two or more persons who, in such acquisition, have acted jointly or in concert or intend to exercise jointly or in concert any voting rights attaching to the Shares acquired), directly or indirectly, of beneficial ownership of such number of Shares or rights to Shares of the Corporation, which together with such person’s then owned Shares and rights to Shares, if any, represent (assuming the full exercise of such rights to voting securities) more than fifty percent (50%) of the combined voting rights of the Corporation’s then outstanding Shares; or

(c)	the entering into of any agreement by the Corporation to merge, consolidate, amalgamate, initiate an arrangement or be absorbed by or into another corporation; or

(d)	the passing of a resolution by the Board or shareholders of the Corporation to substantially liquidate the assets or wind-up the Corporation’s business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such re-arrangement is part of a bona fide reorganization of the Corporation in circumstances where the business of the Corporation is continued and where the shareholdings remain substantially the same following the re-arrangement); or

(e)	individuals who were members of the Board of the Corporation immediately prior to a meeting of the shareholders of the Corporation involving a contest for or an item of business relating to the election of directors, not constituting a majority of the Board following such election.

17.	Transferability

All benefits, rights and Options accruing to any Participant in accordance with the terms and conditions of this Plan shall be non-transferrable and non-assignable unless specifically provided herein. However, a trustee of an Israeli Participant may transfer such benefits, rights and Options to the Israeli Participant for whom it is acting as trustee.

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During the lifetime of a Participant, any Options granted hereunder may only be exercised by the Participant and in the event of the death of a Participant, by the person or persons to whom the Participant’s rights under the Option pass by the Participant’s will or applicable law. With regard to Options held by a trustee of an Israeli Participant, the preceding sentence with apply to the Israeli Participant for whom the trustee holds the Options.

18.	Amendment and Termination of Plan

The Board may, at any time, suspend or terminate this Plan. The Board may also, at any time, amend or revise the terms of this Plan, subject to the receipt of all necessary regulatory approvals, provided that no such amendment or revision shall alter the terms of any Options theretofore granted under this Plan.

19.	Necessary Approvals

The obligation of the Corporation to issue and deliver Shares in accordance with this Plan and Options granted hereunder is subject to applicable securities legislation and to the receipt of any approvals that may be required from any regulatory authority or stock exchange having jurisdiction over the securities of the Corporation. If Shares cannot be issued to a Participant upon the exercise of an Option for any reason whatsoever, the obligation of the Corporation to issue such Shares shall terminate and any funds paid to the Corporation in connection with the exercise of such Option will be returned to the relevant Participant as soon as practicable.

20.	Stock Exchange Rules

This Plan and any option agreements entered into hereunder shall comply with the requirements from time to time of the stock exchange or exchanges on which the Shares are listed.

21.	Right to Issue Other Shares

The Corporation shall not by virtue of this Plan be in any way restricted from declaring and paying stock dividends, issuing further Shares, varying or amending its share capital or corporate structure or conducting its business in any way whatsoever.

22.	Notice

Any notice required to be given by this Plan shall be in writing and shall be given by registered mail, postage prepaid or delivered by courier or by facsimile transmission addressed, if to the Corporation, at its principal address in Vancouver, British Columbia (Attention: CFO); or if to a Participant, to such Participant at his address as it appears on the books of the Corporation or in the event of the address of any such Participant not so appearing then to the last known address of such Participant; or if to any other person, to the last known address of such person.

23.	Gender

Whenever used herein words importing the masculine gender shall include the feminine and neuter genders and vice versa.

24.	Interpretation

This Plan will be governed by and construed in accordance with the laws of the Province of British Columbia, except for Appendix “A”, which will be governed and construed in accordance with the laws of the State of Israel.

DATE OF PLAN: This Stock Option Plan is dated for reference as of March 29, 2021.

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APPENDIX “A”

Provisions Applicable to Residents of Israel

1.	Administration

(a)	Without limiting the generality of Section 3 of the Plan, with respect to any Israeli Participants, the Board shall have the full authority, pursuant to the general terms and conditions of the Plan and the provisions of either Section 102 or Section 3(9) of the Israeli Income Tax Ordinance [New Version] 1961 (the “Ordinance”), in its discretion, from time to time and at any time, to determine:

(i)	with respect to the grant of 102 Options (as defined in Section 2(a)(i) of this Appendix) - whether the Corporation shall elect the “Ordinary Income Route” under Section 102(b)(1) of the Ordinance (the “Ordinary Income Route”) or the “Capital Gains Route” under Section 102(b)(2) of the Ordinance (the “Capital Gains Route”) (each a “Taxation Route”) for the grant of 102 Options, and the identity of the trustee who shall be granted such 102 Options in accordance with the provisions of this Plan and the then prevailing Taxation Route. In the event the Board determines that the Corporation shall elect one of the Taxation Routes for the grant of 102 Options, the Corporation shall be entitled to change such election only following the lapse of one year from the end of the tax year in which 102 Options are first granted under the then prevailing Taxation Route, unless permitted to change such election earlier in accordance with the Ordinance or applicable regulations; and

(ii)	with respect to the grant of 3(9) Options (as defined in Section 2(a)(ii) of this Appendix) - whether or not 3(9) Options (as defined in section 2(a)(ii) of this Appendix) shall be granted to a trustee in accordance with the terms and conditions of this Plan, and the identity of the trustee who shall be granted such 3(9) Options in accordance with the provisions of this Plan.

(b)	Notwithstanding the aforesaid, the Board may, from time to time and at any time, grant 102 Options that will not be subject to a Taxation Route, as detailed in Section 102(c) of the Ordinance (“102(c) Options”).

2.	Grant of Options and Issuance of Shares

Subject to the provisions of the Ordinance and applicable law,

(a)	all grants of Options to Israeli Participants who are employees, directors or officers of the Corporation or any of its subsidiaries, other than to a Controlling Shareholder of the Corporation (i.e., “Baal Shlita”, as such term is defined in the Ordinance), (a “102 Participant”) shall be made only pursuant to the provisions of Section 102 of the Ordinance, the Income Tax Rules (Tax Relief in Issuance of Shares to Employees), 2003 (“102 Rules”) and any other regulations, rulings, procedures or clarifications promulgated under Section 102 (“102 Options”), or any other section of the Income Tax Ordinance that will be relevant for such issuance in the future, all as they may be amended or superceded from time to time; and

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(b)	all grants of Options to Israeli Participants who are consultants, contractors or Controlling Shareholders of the Corporation or any of its subsidiaries shall be made only pursuant to the provisions of Section 3(9) of the Ordinance and the rules and regulations promulgated thereunder (“3(9) Options”), or any other section of the Ordinance that will be relevant for such issuance in the future.

3.	Trust

(a)	In the event Options are granted under the Plan to a trustee designated by the Board in accordance with the provisions of Section 1(a) of this Appendix and, with respect to 102 Options, approved by the Israeli Commissioner of Income Tax (the “Trustee”), the Trustee shall hold each such Option and the Shares issued upon exercise thereof in trust (the “Trust”) for the benefit of the Participant in respect of whom such Option was granted (the “Beneficial Participant”).

(b)	In accordance with Section 102, the tax benefits afforded to 102 Options (and any Shares received upon exercise thereof) in accordance with the Ordinary Income Route or Capital Gains Route, as applicable, shall be contingent upon a Trustee holding such 102 Options for a period of at least (i) one year from when the 102 Options are granted, if the Corporation elects the Ordinary Income Route, or (ii) two years when the 102 Options are granted, if the Corporation elects the Capital Gains Route, or (iii) such other period as shall be determined by the Ordinance and applicable regulations or shall be approved by the Israeli Commissioner of Income Tax (collectively the “Trust Period”).

(c)	With respect to 102 Options granted to the Trustee, the following shall apply:

(i)	A 102 Participant shall not be entitled to receive from the Trustee the Options granted to him or her, exercise such Options, sell the Shares received upon exercise thereof (the “Exercised Shares”) or transfer such Exercised Shares (or such 102 Options) from the Trust prior to the lapse of the Trust Period, unless the Notice of Grant or the Board specify otherwise.

(ii)	Any and all rights issued in respect of the Exercised Shares, including bonus shares but excluding cash dividends (“Rights”), shall be issued to the Trustee and held until the lapse of the Trust Period, and such Rights shall be subject to the Taxation Route which is applicable to such Exercised Shares.

(iii)	Notwithstanding the aforesaid, Options may be received or exercised, Exercised Shares or Rights may be sold or transferred and the Trustee may release such Exercised Shares (or 102 Options) or Rights from Trust, prior to the lapse of the Trust Period, provided that (i) the Board agrees to such release, exercise or sale and (ii) tax is paid or withheld in accordance with Section 102(b)(4) of the Ordinance and Section 7 of the 102 Rules as they may be amended or superseded. The Board may withhold or condition its agreement in its absolute discretion, inter alia, to incentivize a 102 Participant to continue his or her employment until the end of the Trust Period.

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(iv)	All certificates representing Shares issued to the Trustee under the Plan shall be deposited with the Trustee, and shall be held by the Trustee until such time that such Shares are released from the Trust as herein provided.

(v)	All voting rights with respect to Shares held in trust shall be given to the Trustee, who will exercise them only if instructed to do so by the Board and in accordance with such instructions.

(d)	Subject to the terms hereof, at any time after the Trust Period, with respect to any Options or Shares the following shall apply: upon the written request of any Beneficial Participant, the Trustee shall release from the Trust the Options granted, and/or the Shares issued, on behalf of such Beneficial Participant, by executing and delivering to the Corporation such instrument(s) as the Corporation may require, giving due notice of such release to such Beneficial Participant, provided, however, that the Trustee shall not so release any such Options or Shares to such Beneficial Participant unless the latter, prior to, or concurrently with, such release, provides the Trustee with evidence, satisfactory in form and substance to the Trustee, that all taxes, if any, required to be paid upon such release have, in fact, been paid.

4.	Guarantee

In the event a 102(c) Option is granted to a 102 Participant who is an employee at the time of such grant, if the Participant’s employment is terminated, for any reason, and should such option continue to be valid in accordance with this Plan, such 102 Participant shall provide the Corporation with a guarantee or collateral securing the payment of all taxes required to be paid upon the sale of the Exercised Shares received upon exercise of such 102(c) Option.

5.	Dividend

For so long as Shares issued to the Trustee on behalf of a Beneficial Participant are held in the Trust, the dividends paid or distributed with respect thereto shall be remitted to the Trustee for the benefit of such Beneficial Participant or distributed directly to such Beneficial Participant, as shall be solely determined by the Board.

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Schedule C

BYND Cannasoft Enterprises Inc.

Restricted Share Unit Plan

See Attached

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BYND CANNASOFT ENTERPRISES INC.

(the “Issuer”)

RESTRICTED SHARE UNIT

COMPENSATION PLAN

(for Canadian Recipients)

Purpose

(a)	Background. The Issuer currently has in place the Stock Option Plan pursuant to which Options may be granted to purchase Shares. Subject to section 14 hereof, the Issuer now also adopts this RSU Plan on the terms and conditions herein set forth (as may be amended from time to time) in order to provide the Issuer with flexibility in designing various equity-based compensation arrangements for the Directors, Employees, Consultants and other Persons engaged to provide ongoing services to the Issuer and its Affiliates, other than Persons involved in Investor Relations Activities relating to the Issuer. The Issuer represents that Employees,

Consultants or Management Company Employees who are granted Restricted Share Units under this RSU Plan will be bona fide Employees, Consultants or Management Company Employees at the time of grant. Section 14 hereof sets forth the provisions concerning the effective date of the RSU Plan, its termination and application to Restricted Share Units under the existing and continuing Stock Option Plan.

(b)	Purpose. The purpose of this RSU Plan is to advance the interests of the Issuer by encouraging Directors, Employees and Consultants to receive equity-based compensation and incentives, thereby (i) increasing the proprietary interests of such Persons in the Issuer, (ii) aligning the interests of such Persons with the interests of the Issuer’s shareholders generally, (iii) encouraging such Persons to remain associated with the Issuer, and (iv) furnishing such Persons with additional incentive in their efforts on behalf of the Issuer. The Board also contemplates that through the RSU Plan, the Issuer will be better able to compete for and retain the services of the individuals needed for the continued growth and success of the Issuer.

Restricted Share Units granted pursuant to this RSU Plan will be used to compensate Participants for their individual performance-based achievements and are intended to supplement stock option awards in this specific respect. The goal of such grants is to more closely tie Restricted Share Units to individual performance based on established Performance Criteria.

Definitions

For purposes of this RSU Plan, the following terms shall have the meaning set forth below:

(a)	“Affiliate” has the meaning ascribed to “affiliated entity” in section 3.2 of Policy 1 of the Exchange.

(b)	“Associate” when used to indicate a relationship with a Person, means:

(i)	a Person that beneficially owns or controls, directly or indirectly, voting securities entitling him to more than 10 percent of the voting rights attached to all outstanding voting securities of the Issuer;

(ii)	any partner of the Person;

(iii)	any trust or estate in which the Person has a substantial beneficial interest or in respect of which the Person serves as trustee or in a similar capacity; and

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(iv)	in the case of a Person who is an individual

●	that Person’s spouse or child, or

●	any relative of that Person or of his spouse who has the same residence as that Person.

(c)	“Board” means the board of directors of the Issuer.

(a)	“Board Approval Date” means the date on which this RSU Plan is approved by the Board.

(b)	“Change of Control” includes situations where after giving effect to a contemplated transaction and as a result of such transaction:

(i)	any one Person holds a sufficient number of the Shares to affect materially the control of the Issuer; or

(ii)	any combination of Persons, acting in concert by virtue of an agreement, arrangement, commitment or understanding, hold in total a sufficient number of the Shares to affect materially the control of the Issuer, where such Person or combination of Persons did not previously hold a sufficient number of Shares to affect materially the control of the Issuer. In the absence of evidence to the contrary, any Person or combination of Persons acting in concert by virtue of an agreement, arrangement, commitment or understanding, holding more than 20% of the Shares is deemed to materially affect the control of the Issuer.

(c)	“Committee” means the Board, or if the Board so determines in connection with section 3 hereof, the committee of the Board authorized to administer the RSU Plan.

(d)	“Company” means a corporation, incorporated association or organization, body corporate, partnership, trust, association or other entity other than an individual.

(e)	“Consultant” means an individual (other than an Employee or a Director) or Company, that:

(i)	is engaged to provide, on an ongoing bona fide basis, consulting, technical, management or other services to the Issuer or to an Affiliate of the Issuer;

(ii)	provides the services under a written contract between the Issuer or an Affiliate of the Issuer and the individual or the Company, as the case may be;

(iii)	in the reasonable opinion of the Issuer, spends or will spend a significant amount of time and attention on the affairs and business of the Issuer or an Affiliate of the Issuer; and

(iv)	has a relationship with the Issuer or an Affiliate of the Issuer that enables the individual to be knowledgeable about the business and affairs of the Issuer.

(f)	“Director” means a director, senior officer or Management Company Employee of the Issuer, or a director, senior officer or Management Company Employees of the Issuer’s subsidiaries.

(g)	“Effective Date” means the date as of which a Restricted Share Unit shall take effect, provided that the Effective Date shall not be a date prior to the date the Granting Authority determines a Restricted Share Unit shall be made and, unless otherwise specified by the Granting Authority, the Effective Date will be the date the Granting Authority determines a Restricted Share Unit shall be made.

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(h)	“Eligible Person” means, from time to time, any Director or Employee of the Issuer or an Affiliate of the Issuer, any Consultant and any Permitted Assign, other than Persons involved in Investor Relations Activities relating to the Issuer.

(i)	“Employees” means:

(i)	an individual who is considered an employee under the ITA (such as an individual for whom income tax, employment insurance and Canadian Pension Plan deductions must be made at the source) of the Issuer or any Affiliate;

(ii)	an individual who works full-time for the Issuer or any Affiliate thereof providing services normally provided by an employee and who is subject to the same control and direction by the Issuer or any Affiliate thereof over the details and methods of work as an employee of the Issuer or any Affiliate thereof, but for whom income tax deductions are not made at the source; or

(iii)	an individual who works for the Issuer or any Affiliate thereof on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Issuer or any Affiliate thereof over the details and methods of work as an employee of the Issuer or any Affiliate thereof, but for whom income tax deductions are not made at the source.

(j)	“Exchange” means the Canadian Securities Exchange or such other stock exchange where the Shares are listed for trading as at the relevant time.

(k)	“Exchange Hold Period” means the day that is four months after the date of granting of the Restricted Share Unit.

(l)	“Grant Date” means the date on which a Restricted Share Unit is granted to a Participant.

(m)	“Granting Authority” means the Board, the Committee or other committee, as applicable, that is charged with exercising the powers and responsibility as to a specific matter in question affecting this RSU Plan or a Restricted Share Unit.

(n)	“Insiders” means:

(i)	a director or senior officer of the Issuer;

(ii)	a director or senior officer of a Company that is an Insider or subsidiary of the Issuer;

(iii)	a Person that beneficially owns or controls, directly or indirectly, Shares carrying more than 10% of the voting rights attached to all outstanding Shares of the Issuer; or (iv) the Issuer itself if it holds any of its own securities.

(o)	“Issuer” means BYND Cannasoft Enterprises Inc., a corporation existing under the Business Corporations Act (British Columbia), and includes any successor corporation thereof.

(p)	“Investor Relations Activities” has the same meaning ascribed to that term in section 3.2 of Policy 1 of the Exchange.

(q)	“ITA” means the Income Tax Act (Canada) and any regulations thereunder as amended from time to time.

(r)	“Management Company Employee” means an individual employed by a Person providing management services to the Issuer, which are required for the ongoing successful operation of the business enterprise of the Issuer, but excluding a Person involved in Investor Relations Activities relating to the Issuer.

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(s)	“Option” means an option granted in accordance with the terms of the Stock Option Plan to purchase a Share.

(t)	“Participants” or “Grantees” means those individuals to whom Restricted Share Units have been granted from time to time under the RSU Plan.

(u)	“Performance Criteria” means such financial, personal and/or other performance criteria as may be determined by the Granting Authority with respect to Restricted Share Units and, for greater certainty, the Committee may take into consideration the present and potential contributions of and the services rendered by the particular Participant to the success of the Issuer and any other factors which the Granting Authority deems appropriate and relevant.

(v)	“Permitted Assign” means for a person that is an Employee, Director or Consultant of the Issuer or any of its Affiliates, a holding entity (as defined in National Instrument 45-106) of the person or an RRSP or RRIF of the Person.

(w)	“Person” means a Company or an individual.

(x)	“Restricted Period” means the period established by the Granting Authority with respect to a Restricted Share Unit during which the Restricted Share Unit either remains subject to forfeiture or is not exercisable by the Participant.

(y)	“Restricted Share Unit” means a right, granted in accordance with section 6 hereof, to receive a Share.

(z)	“RSU Plan” means this restricted share unit compensation plan, as amended and restated from time to time.

(aa)	“Shares” means the common shares of the Issuer, as adjusted in accordance with the provisions of section 9 hereof.

(bb)	“Shareholder Approval” means the approval of the Company’s shareholders by ordinary resolution.

(cc)	“Stock Option Plan” means the Issuer’s stock option plan as it exists on the date hereof and as may be amended from time to time.

(dd)	“Termination” means: (i) in the case of an Employee, the termination of the employment of the Employee by the Issuer or an Affiliate or the cessation of employment of the Employee with the Issuer or an Affiliate; and (ii) in the case of a Consultant or Director, the termination of the services of the Consultant or Director by the Issuer or an Affiliate or the cessation of service of the Consultant or Director to the Issuer or an Affiliate.

(ee)	“Vested” or “Vesting” means, with respect to a Restricted Share Unit, that the applicable conditions established by the Granting Authority or this RSU Plan have been satisfied or, to the extent permitted under the RSU Plan, waived, whether or not the Participant’s rights with respect to such Restricted Share Unit may be conditioned upon prior or subsequent compliance with any confidentiality, non-competition or non-solicitation obligations.

Administration

(a) Powers of the Board and the Committee. Subject to and consistent with the terms of the RSU Plan, applicable law and applicable rules of the Exchange, and subject to the provisions of any charter adopted by the Board with respect to the powers, authority and operation of the Committee (as amended from time to time), the Board will have the general power to administer the RSU Plan in accordance with its terms (including all powers specified in clause 3(a)(ii) hereof and make all determinations required or permitted to be made, provided, however, that the Board may delegate all or any portion of such powers to the Committee or to other committees and provided, further, that with respect to Restricted Share Units of the Issuer’s executive officers, the Committee shall have such powers as are set forth in clause 3(a)(i) hereof.

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(i)	Specific Provisions Concerning Delegation of Authority to the Committee. In addition to any authority of the Committee specified under any other terms of the RSU Plan, and notwithstanding any other provision herein to the contrary, insofar as Restricted Share Units under the RSU Plan are to be made to executive officers, the Committee will make recommendations to the Board with respect to Restricted Share Units.

The foregoing shall not limit the Board in delegating any other powers to the Committee or in delegating any or all determinations or other powers with respect to certain types of Restricted Share Units, including the full power to make Restricted Share Units and to exercise the other powers set forth in clause 3(a)(ii) hereof and the other powers granted herein to the Granting Authority.

(ii)	Specific Powers of the Granting Authority. Without limiting the lead-in paragraph of subsection 3(a) hereof, the powers of the Granting Authority shall include the powers to, subject to subsection 10(c) hereof:

(1)	interpret the RSU Plan and instruments of grant evidencing the Restricted Share Units;

(2)	prescribe, amend and rescind such procedures and policies, and make all determinations it deems necessary or desirable for the administration and interpretation of the RSU Plan and instruments of grant evidencing Restricted Share Units;

(3)	determine those Persons who are eligible to be Participants, grant one or more Restricted Share Units to such Persons and approve or authorize the applicable form and terms of the related instrument of grant;

(4)	determine the terms and conditions of Restricted Share Units granted to any Participant, including, without limitation, and subject always to the RSU Plan (1) subject to subsection 4(b) and 4(c), the type, and number of Shares subject to a Restricted Share Unit, (2) the conditions to the Vesting of a Restricted Share Unit or any portion thereof, including terms relating to lump sum or instalment Vesting, the period for achievement of any applicable Performance Criteria as a condition to Vesting and the conditions, if any, upon which Vesting of any Restricted Share Unit or portion thereof will be waived or accelerated without any further action by the Granting Authority, (3) the circumstances upon which a Restricted Share Unit or any portion thereof shall be forfeited, cancelled or expire, (4) the consequences of a Termination with respect to a Restricted Share Unit, (5) the manner of exercise or settlement of the Vested portion of a Restricted Share Unit, including whether a Restricted Share Unit shall be settled on a current or deferred basis, and (6) whether and the terms upon which any Shares delivered upon exercise or settlement of a Restricted Share Unit must continue to be held by a Participant for any specified period;

(5)	set forms of consideration, if any, to be paid with respect to the settlement of a Restricted Share Unit (except to the extent certain forms of consideration must be paid to satisfy the requirements of applicable law);

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(6)	determine whether and the extent to which any Performance Criteria or other conditions applicable to Vesting of a Restricted Share Unit have been satisfied or shall be waived or modified;

(7)	amend the terms of any instrument of grant or other documents evidencing Restricted Share Units; provided, however, that subject to subsection 4(d) and sections 9 and 10 hereof, no amendment of a Restricted Share Unit may, without the consent of the holder of the Restricted Share Unit, adversely affect such Person’s rights with respect to such Restricted Share Unit in any material respect;

(8)	accelerate or waive any condition to the Vesting of any Restricted Share Unit, all Restricted Share Units, any class of Restricted Share Units or Restricted Share Units held by any group of Participants; and

(9)	determine whether and the extent to which adjustments shall be made pursuant to section 9 hereof and the terms of any such adjustments.

However, the Granting Authority shall not have any discretion under this subsection 3(a) or any other provisions of the RSU Plan that would modify the terms or conditions of any Restricted Share Unit that is intended to be exempt from the definition of “salary deferral arrangement” in the ITA if the exercise of such discretion would cause the Restricted Share Unit to not be or cease to be exempt. The Granting Authority will also exercise its discretion in good faith in accordance with the Issuer’s intention that the terms of the Restricted Share Units and the modifications or waivers permitted hereby are in compliance with applicable law and the rules of the Exchange, including section 5 of Policy 6 of the Exchange.

(b)	Effects of Granting Authority’s Decision. Any action taken, interpretation or determination made, or any rule or regulation adopted by the Granting Authority pursuant to this RSU Plan shall be made in its sole discretion and shall be final, binding and conclusive on all affected Persons, including, without limitation, the Issuer, any of its Affiliates, any Grantee, holder or beneficiary of a Restricted Share Unit, any shareholder and any Eligible Person.

(c)	Liability Limitation and Indemnification. No member of the Granting Authority or the Board generally shall be liable for any action or determination made in good faith pursuant to the RSU Plan or any instrument of grant evidencing any Restricted Share Unit granted under the RSU Plan. To the fullest extent permitted by law, the Issuer shall indemnify and save harmless, and shall advance and reimburse the expenses of, each Person made, or threatened to be made, a party to any action or proceeding in respect of the RSU Plan by reason of the fact that such Person is or was a member of the Granting Authority or is or was a member of the Board in respect of any claim, loss, damage or expense (including legal fees) arising therefrom.

(d)	Delegation and Administration. The Granting Authority may, in its discretion, delegate such of its powers, rights and duties under the RSU Plan, in whole or in part, to such committee, Person or Persons as it may determine, from time to time, on terms and conditions as it may determine, except the Granting Authority shall not, and shall not be permitted to, delegate any such powers, rights or duties: (i) with respect to the grant, amendment, administration or settlement of any Restricted Share Unit of a Participant, (ii) with respect to the establishment or determination of the achievement of the Performance Criteria, or (iii) with respect to any matter that would be in violation of applicable law or the rules of any Exchange. The Granting Authority may also appoint or engage a trustee, custodian or administrator to administer and implement the RSU Plan or any aspect of it, subject to the exception of the immediately preceding sentence hereof.

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Shares Subject to the Plan

(a)	Aggregate Plan Limits. Subject to adjustment pursuant to section 9 hereof, the maximum aggregate number of Shares that may be reserved for issue at any given time in connection with the Restricted Share Units granted under this RSU Plan shall not exceed 750,000 Shares. Notwithstanding the foregoing, at no time shall the number of Shares that may be reserved for issue under this RSU Plan and the number of Shares that may be reserved for issue under the Stock Option Plan together exceed 10% of the total number of issued and outstanding Shares (calculated on a non-diluted basis) on the Grant Date.

(b)	Certain Additional Limits. Notwithstanding anything to the contrary in this RSU Plan, as long as the Shares are listed on the Exchange,

(i)	the number of Shares which may be reserved for issue pursuant to this RSU Plan together with the Shares which may be reserved for issue pursuant to any other employee-related plan of the Issuer or options for services granted by the Issuer, including the Stock Option Plan, to any one Person within a 12 month period shall not exceed in the aggregate 5% of the number of Shares issued and outstanding on a non-diluted basis on the Grant Date unless the Issuer has received Shareholder Approval;

(ii)	the number of Shares which may be reserved for issue pursuant to this RSU Plan together with the Shares which may be reserved for issue pursuant to any other employee-related plan of the Issuer or options for services granted by the Issuer, including the Stock Option Plan, to all Insiders shall not exceed 10% of the number of Shares issued and outstanding on a non-diluted basis at any point in time unless the Issuer has received Shareholder Approval;

(iii)	the number of Shares which may be reserved for issue pursuant to this RSU Plan together with the Shares which may be reserved for issue pursuant to any other employee-related plan of the Issuer or options for services granted by the Issuer, including the Stock Option Plan, to all Insiders within a 12 month period shall not exceed in the aggregate 10% of the number of Shares issued and outstanding on a non-diluted basis on the Grant Date unless the Issuer has received Shareholder Approval; and

(iv)	the number of Shares which may be reserved for issue pursuant to this RSU Plan together with those Shares which may be reserved for issue pursuant to any other employee-related plan of the Issuer or options for services granted by the Issuer, including the Stock Option Plan, to any one Consultant in any 12 month period shall not exceed 2% of the number of Shares issued and outstanding on a non-diluted basis on the Grant Date.

For the purposes of determining compliance with the above restrictions, the Granting Authority will take into account Shares reserved or issued pursuant to Options together with Shares reserved or issued pursuant to all of the Issuer’s security-based compensation arrangements (including this RSU Plan) to the extent required by applicable law and applicable rules of the Exchange, including section 5 of Policy 6 of the Exchange.

(c)	Source of Shares. Except as expressly provided in the RSU Plan, Shares delivered to Participants in connection with the exercise or settlement of Restricted Share Units may be authorized by unissued Shares, Shares purchased in the open-market or in private transactions. The Board shall take such action as may be necessary to authorize and reserve for issue from unissued Shares such number of Shares as may be necessary to permit the Issuer to meet its obligations under the RSU Plan, provided, however, that the Issuer may satisfy its obligations from treasury shares or Shares purchased in the open market or private transactions.

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(d)	Legends. In addition to any resale restrictions required under applicable securities laws or the policies of the

Exchange, all Restricted Share Units issued and any Shares issued upon the Vesting of the Restricted Share Units prior to the expiry of the Exchange Hold Period must be legended with the Exchange Hold Period commencing on the date the Restricted Share Units were granted.

General Provisions Relating to Restricted Share Units

(a)	Eligibility. Restricted Share Units will be granted only to those Persons who are, at the time of the grant, Eligible Persons. If any Participant is (pursuant to the terms of his or her employment or otherwise) subject to a requirement that he or she not benefit personally from a Restricted Share Unit, the Granting Authority may grant any Restricted Share Unit to which such Person would otherwise be entitled to the Person’s employer or to any other entity designated by them that directly or indirectly imposes such requirement on the Person. The Granting Authority shall have the power to determine other eligibility requirements with respect to Restricted Share Units or types of Restricted Share Units.

(b)	Terms of Grant. Subject to the other express terms of this RSU Plan, grants of Restricted Share Units under the RSU Plan shall contain such terms and conditions as the Granting Authority may specify. Without limiting the foregoing,

(i)	each Restricted Share Unit granted under the RSU Plan shall be evidenced by an instrument of grant, in such form or forms as the Granting Authority shall approve from time to time, which shall set forth such terms and conditions consistent with the terms of the RSU Plan as the Granting Authority may determine. Each instrument of grant shall set forth, at a minimum, the type and Effective Date of the Restricted Share Unit evidenced thereby, the number of Shares subject to such Restricted Share Units and the applicable Vesting conditions. Reference in the RSU Plan to an instrument of grant shall include any supplements or amendments thereto;

(ii)	the term or Restricted Period of each Restricted Share Unit that is a Restricted Share Unit shall be for such period as may be determined by the Granting Authority, provided, however, that in no event shall the term of any Restricted Share Unit exceed a period of 10 years (or such other shorter term as may be required in respect of a Restricted Share Unit so that such Restricted Share Unit does not constitute a “salary deferral arrangement” as defined in subsection 248(1) of the ITA), subject to extension of such term where such term expires during the Restricted Period, provided that such extension may not be longer than 10 business days after the expiry of the Restricted Period;

(iii)	the terms, conditions and/or restrictions contained in a Restricted Share Unit may differ from terms, conditions and restrictions contained in any other Restricted Share Units; and

(iv)	the Granting Authority may specify such other terms and conditions, consistent with the terms of the RSU Plan, as the Granting Authority shall determine or as shall be required under any other provisions of the RSU Plan. Such terms may include, without limitation, provisions requiring forfeiture of Restricted Share Units in the event of termination of employment by the Participant and provisions permitting a Participant to make elections relating to his or her Restricted Share Unit.

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(c)	Vesting Conditions. Subject to terms of the RSU Plan, the Granting Authority shall determine any and all conditions to the Vesting of all and/or any portion of Restricted Share Units and shall specify the material terms thereof in the applicable instrument of grant on, or as soon as reasonably practicable following, the Effective Date of the Restricted Share Unit. Vesting of a Restricted Share Unit, or portion thereof, may be conditioned upon passage of time, continued employment, satisfaction of Performance Criteria, or any combination of the foregoing, as determined by the Granting Authority.

(d)	Change of Control. Unless otherwise provided in the Restricted Share Unit or by direction of the Granting Authority as to all or any type of number of Restricted Share Units, in the event of a Change of Control and notwithstanding any other Vesting or other restrictions or conditions, the Granting Authority may take whatever action with respect to the Restricted Share Units outstanding that it deems necessary or desirable, including the following:

(i)	The Granting Authority may waive all restrictions and conditions of all Restricted Share Units then outstanding with the result that those types of Restricted Share Units shall be deemed satisfied, and the Restricted Period or other limitations on payment in full with respect thereto shall be deemed to have expired, as of the date of the Change of Control or such other date as may be determined by the Granting Authority.

(ii)	Notwithstanding the above provision of this subsection 5(d), but subject to any contractual rights created by the terms of a Restricted Share Unit, the Granting Authority shall not be required to take any action described in the preceding provisions, and any decision made by the Granting Authority, in its sole discretion, not to take some or all of the actions described in the preceding provisions shall be final, binding and conclusive with respect to the Issuer and all other interested Persons. Any acceleration of Vesting shall be deemed to have occurred immediately prior to the Change of Control, no matter when the determination of the Granting Authority occurs.

(iii)	If approved by the Board prior to or within 30 days after such time as a Change of Control shall be deemed to have occurred, the Board shall have at any time the right to require that all or any portion of the Restricted Share Units be settled and discharged in cash based on the “cash value” of such Restricted Share Units in lieu of settlement by issue of Shares. Such requirement may be specified in any arrangement relating to such Change of Control transaction to which the Issuer is a party or may be specified in any notice sent by the Issuer, which arrangement or notice may also specify the terms and timing of such settlement. If not so specified, the Board may require settlement at any time within a 45-day period immediately following the date that the Change of Control is deemed to have occurred. The Issuer may require Participants to verify the amount and completeness of any settlement of Restricted Share Units as a condition to the final settlement and payment.

(e)	Fractional Shares. No fractional Shares shall be issued under the RSU Plan and there shall be no entitlement or payment for any fractional Shares and no payment shall be made in lieu of a fractional Share.

(f)	Compliance with the ITA. The terms and conditions applicable to any Restricted Share Unit (or portion thereof) granted to a Participant who is subject to taxation under the ITA are intended to comply with the ITA. Without limiting the foregoing,

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(i)	the terms of any such Restricted Share Unit (or portion thereof) permitting the deferral of payment or other settlement thereof shall be subject to such requirements and shall be administered in such manner as the Committee may determine to be necessary or appropriate to comply with the applicable provisions of the ITA as in effect from time to time; and

(ii)	any elections allowed to be exercised by a Participant shall be deemed to be void or shall be deemed amended or altered so as not to cause the Restricted Share Unit to be considered a “salary deferral arrangement” under the ITA, as defined in subsection 248(1) or create adverse tax consequences under the ITA.

Restricted Share Units

(a)	Grants. The Granting Authority may from time to time grant one or more Restricted Share Units to Eligible Persons on such terms and conditions, consistent with the RSU Plan, as the Granting Authority shall determine and which terms shall be contained in a grant agreement substantially in the form annexed hereto as Schedule A.

(b)	Vesting Terms. Restricted Share Units shall become Vested at such times, in such instalments and subject to such terms and conditions consistent with subsection 5(c) hereof as may be determined by the Granting Authority and set forth in the applicable instrument of grant, provided that the conditions to Vesting of Restricted Share Units may be based on the Participant’s continued employment and having regard to the satisfaction of any Performance Criteria established by the Granting Authority.

(c)	Settlement. Unless otherwise determined by the Granting Authority (including by the terms of the Restricted Share Unit of the RSU Plan) and subject to subsection 6(b) hereof, Restricted Share Units shall be settled upon or as soon as reasonably practicable following the Vesting thereof subject to payment or other satisfaction of all related withholding obligations in accordance with the provisions of this RSU Plan.

Unless otherwise determined by the Granting Authority, where a Participant is terminated for cause, has voluntarily terminated his/her employment or service with the Issuer, or, in the case of a director of the Issuer, is otherwise removed as a result of losing his/her eligibility to serve on the Board due to an order by a regulatory body or stock exchange or for culpable conduct as determined by the Granting Authority, all unvested Restricted Share Units as at the date of such termination or cessation of service shall be immediately cancelled without liability or compensation therefor and be of no further force and effect. Further, unless otherwise determined by the Granting Authority, where a Participant dies or is terminated for any reason other than in the circumstances described in the immediately preceding sentence hereof, all unvested Restricted Share Units at the time of death or termination shall be cancelled without liability or compensation therefor 90 days following such date, and such unvested Restricted Share Units shall be of no further force and effect thereafter.

Settlement of Restricted Share Units in Shares shall be made by delivery of one Share for each such Restricted Share Unit then being settled.

Upon payment of any amount pursuant to settlement of Restricted Share Units granted under this section 6 in

Shares, the particular Restricted Share Units in respect of which such payment was made shall be cancelled and no further payments (whether in Shares or otherwise) shall be made in relation to such Restricted Share Units. Reserved Shares that are issued pursuant to settlement of Restricted Share Units shall not revert to the RSU Plan and shall not be available for other Restricted Share Units, unless the Board approves the reversion of such Shares to the RSU Plan.

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If any Restricted Share Unit is cancelled in accordance with the terms of the RSU Plan or the agreements evidencing the grant, the Shares reserved for issue pursuant to such Restricted Share Unit shall, upon cancellation of such Restricted Share Unit, revert to the RSU Plan and shall be available for other Restricted Share Units.

(d)	Dividend Equivalents. Neither the Participant nor his or her legal personal representative shall have any rights or privileges of a shareholder in respect of any of the Shares issuable upon exercise of the Restricted Share Unit granted to him or her (including any right to receive dividends or other distributions therefrom or thereon) unless and until certificates representing such Shares have been issued and delivered.

(e)	No Other Benefit.

(i)	No amount will be paid to, or in respect of, a Participant (or a Person with whom the Participant does not deal at arm’s length within the meaning of the ITA) under the RSU Plan to compensate for a downward fluctuation in the price of a Share or the value of any Restricted Share Unit granted, nor will any other form of benefit be conferred upon, or in respect of, a Participant (or a person with whom the Participant does not deal at arm’s length within the meaning of the ITA), for such purpose.

(ii)	The Issuer makes no representations or warranties to Participants with respect to the RSU Plan or any Restricted Share Units whatsoever. Participants are expressly advised that the value of any Restricted Share Units in the RSU Plan will fluctuate as the trading price of the Shares fluctuates.

(iii)	In seeking the benefits of participation in the RSU Plan, a Participant agrees to exclusively accept all risks associated with a decline in the trading price of the Shares and all other risks associated with the holding of Restricted Share Units.

Consequences of Termination

(a)	General Provisions. Unless otherwise determined by the Granting Authority (including by the terms of the

Restricted Share Unit or the RSU Plan)

(i)	if a Grantee is terminated for cause, resigns or, in the case of a director of the Issuer, is otherwise removed as a result of losing his/her eligibility to serve on the Board due to an order by a regulatory body or stock exchange or for culpable conduct as determined by the Granting Authority, any non-Vested Restricted Share Unit granted pursuant to the RSU Plan outstanding at the time of such termination, resignation or removal and all rights thereunder shall wholly and completely terminate and no further Vesting shall occur; and

(ii)	if a Grantee dies or is terminated for any reason other than in the circumstances described in subsection 7(a)(i), any non-vested Restricted Share Unit granted pursuant to the RSU Plan outstanding at the time of death or termination and all rights thereunder shall wholly and completely terminate 90 days following such date and no further Vesting shall occur thereafter.

(b)	Discretion of the Granting Authority. Notwithstanding any other provision hereof and without limiting the discretion of the Granting Authority, the Granting Authority may (whether by terms of the Restricted Share Unit or by its election notwithstanding the terms of a Restricted Share Unit):

(i)	allow non-Vested Restricted Share Units to be treated as Vested upon death or termination of employment or service of a Participant;

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(ii)	provide that the Restricted Share Units with respect to certain classes, types or groups of Participants will have different acceleration, forfeiture, termination, continuation or other terms than other classes, types or groups of Participants;

(iii)	provide for the continuation of any Restricted Share Unit for such period which is not longer than 12 months and upon such terms and conditions as are determined by the Granting Authority in the event that a Participant ceases to be an Eligible Person; or

(iv)	set any other terms for the exercise or termination of Restricted Share Units upon termination of employment or service.

Notwithstanding the foregoing, all Restricted Share Units granted to Participants who are subject to the ITA shall be on terms that will be designed to prevent them from being considered a “salary deferral arrangement” as defined in subsection 248(1) of the ITA.

(c)	Leave of Absence. If an Employee is on sick leave or other bona fide leave of absence, such Person shall be considered an “Employee” for purposes of an outstanding Restricted Share Unit during the period of such leave, provided that it does not exceed 90 days (or such longer period as may be determined by the Granting Authority in its sole discretion), or, if longer, so long as the Person’s right to reemployment is guaranteed either by statute or by contract. If the period of leave exceeds 90 days (or such longer period as may be determined by the Granting Authority in its sole discretion), the employment relationship shall be deemed to have been terminated on the 91st day (or the first day immediately following any period of leave in excess of 90 days as approved by the Granting Authority) of such leave, unless the Person’s right to reemployment is guaranteed by statute or contract.

Transferability

(a)	Transfer Restrictions. Unless otherwise provided in the instrument of grant evidencing a Restricted Share Unit, no Restricted Share Unit, and no rights or interests therein, shall or may be assigned, transferred, sold, exchanged, encumbered, pledged or otherwise hypothecated or disposed of by a Participant other than by testamentary disposition by the Participant or the laws of intestate succession. No such interest shall be subject to execution, attachment or similar legal process including without limitation seizure for payment of the Participant’s debts, judgments, alimony or separate maintenance.

(b)	Transfer upon Death of Participant. In the case where transfer is made following the death of a Participant to the Participant’s legal personal representative, such legal personal representative may only receive the entitlement under the Restricted Share Unit provided that it is exercised (if exercisable) at any time up to and including, but not after, 5:00 p.m. (Toronto time) on the date which is 90 days following the date of death of the Participant or up to 5:00 p.m. (Toronto time) on the date on which the Restricted Share Unit granted to such participant expires, whichever is the earlier; such entitlement shall only occur in cases where the Restricted Share Unit has Vested in accordance with the provisions of the RSU Plan and where it is found that the Participant is legally entitled to the Restricted Share Unit.

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Adjustments

(a)	No Restriction on Action. The existence of the RSU Plan and/or the Restricted Share Units granted hereunder shall not limit, affect or restrict in any way the right or power of the Board or the shareholders of the Issuer to make or authorize (i) any adjustment, recapitalization, reorganization or other change in the capital structure or business of the Issuer, (ii) any merger, consolidation, amalgamation or change in ownership of the Issuer, (iii) any issue of bonds, debentures, capital, preferred or prior preference shares ahead of or affecting the capital Share of the Issuer or the rights thereof, (iv) any dissolution or liquidation of the Issuer, (v) any sale or transfer of all or any part of the assets or business of the Issuer, or (vi) any other corporate act or proceeding with respect to the Issuer. No Participant or any other Person shall have any claim against any member of the Board or the Granting Authority, or the Issuer or any employees, officers or agents of the Issuer as a result of any such action.

(b)	Recapitalization Adjustment

(i)	In the event that (A) a dividend shall be declared upon the Shares or other securities of the Issuer payable in Shares or other securities of the Issuer, (B) the outstanding Shares shall be changed into or exchanged for a different number or kind of shares or securities of the Issuer or of another corporation or entity, whether through an arrangement, plan of arrangement, amalgamation, or other similar statutory procedure or a share recapitalization, subdivision, consolidation or otherwise, (C) there shall be any change, other than those specified in (A) or (B) above, in the number or kind of outstanding Shares or of any securities into which such Shares shall have been changed or for which they shall have been exchanged, or (D) there shall be a distribution of assets or shares to shareholders of the Issuer out of the ordinary course of business then, the Granting Authority shall determine whether an adjustment in the number of kind of Shares theretofore authorized but not yet covered by Restricted Share Units, in the number or kind of Shares theretofore subject to outstanding Restricted

Share Units, in the number or kind of Shares generally available for Restricted Share Units or available in any calendar year under the RSU Plan and/or such other adjustment as may be appropriate should be made, in order to ensure that, after any such event, the Shares subject to the RSU Plan and each Participant’s proportionate interest shall be maintained substantially as before the occurrence of the event, and if the Granting Authority determines that an adjustment should be made, such adjustment shall be made and be effective and binding for all purposes.

(ii)	Any adjustment to any Restricted Share Unit granted to a Participant which has been designed to fall within a specific exemption to the definition of “salary deferral arrangement” in subsection 248(1) of the ITA shall be such as to ensure the continued availability of such exemption.

Amendment and Termination

(a)	General. Subject to the provisions of subsection 10(c) hereof, the Board may amend, suspend or terminate this RSU Plan, or any portion thereof, at any time, subject to those provisions of applicable law and the rules of the Exchange, if any, that require the approval of shareholders or any governmental regulatory body.

(b)	Amendments Specifically Permitted. Without limiting the generality of the foregoing, the Board may make the following types of amendments to the RSU Plan without seeking shareholder approval (unless and to the extent prohibited by applicable law or rule of an Exchange):

(i)	amendments of a technical, clerical or “housekeeping” nature including, without limiting the generality of the foregoing, any amendments for the purpose of curing any ambiguity, error or omission in the RSU Plan or to correct or supplement any provision of the RSU Plan that is inconsistent with any other provision of the RSU Plan;

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amendments necessary to comply with the provisions of applicable law and the applicable rules of the Exchange;

(ii)	amendments necessary in order for Restricted Share Units to qualify for favourable treatment under the ITA or under the United States Internal Revenue Code;

(iii)	amendments respecting administration of the RSU Plan;

(iv)	any amendments to the vesting provision of the RSU Plan or any Restricted Share Unit;

(v)	any amendments to the early termination provisions of the RSU Plan or any Restricted Share Unit, whether or not such Restricted Share Unit is held by an Insider, provided such amendment does not entail an extension of a Restricted Share Unit beyond the original expiry date;

(vi)	any amendments in the termination provision of the RSU Plan or any Restricted Share Unit, other than a Restricted Share Unit held by an Insider in the case of an amendment extending the term of a Restricted Share Unit, provided any such amendment does not entail an extension of the expiry date of such Restricted Share Unit beyond its original expiry date;

(vii)	adjustments to outstanding Restricted Share Units in the event of a Change of Control or similar transaction entered into by the Issuer;

(viii)	amendments necessary to suspend or terminate the RSU Plan; and

(ix)	any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law or the rules of the Exchange.

(c)	Shareholder Approval. To the extent required by applicable law or by the rules of the Exchange, Shareholder Approval will be required for the following types of amendments:

(i)	any amendment extending the term of a Restricted Share Unit beyond its original expiry date except as otherwise permitted by the RSU Plan;

(ii)	any amendment extending eligibility to participate in the RSU Plan to persons other than Eligible Persons;

(iii)	any amendment permitting the transfer of Restricted Share Units, other than for normal estate settlement purposes or to a trust governed by a registered retirement savings plan, registered retirement income fund, tax free savings account, registered education savings plan or similar plan;

(iv)	any amendment increasing the maximum aggregate number of Shares that may be subject to issue at any given time in connection with Restricted Share Units granted under the RSU Plan;

(v)	any amendment to these amendment provisions;

(vi)	the adoption of any option exchange involving a Restricted Share Unit; and

(vii)	any other amendment required to be approved by shareholders under applicable law or rules of an Exchange.

To the extent of any conflict between subsection 10(b) and subsection 10(c) hereof, subsection 10(c) shall prevail.

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Regulatory Approval

Notwithstanding anything herein to the contrary, the Issuer shall not be obligated to cause to be issued any Shares or cause to be issued and delivered any certificates evidencing Shares pursuant to the RSU Plan, unless and until the Issuer is advised by its legal counsel that the issue and delivery of the Shares and such Share certificates is in compliance with all applicable laws, regulations, rules, orders of governmental or regulatory authorities in Canada, the United States and any other applicable jurisdiction, and the requirements of the Exchange, including section 5 of Policy 6 of the Exchange. The Issuer shall in no event be obligated to take any action in order to cause the issue or delivery of Shares or such certificates to comply with any such laws, regulations, and delivery of such Shares or certificates and in order to ensure compliance with such laws, regulations, rules, orders and requirements, that the Participant, or any permitted transferee of the Participant under section 7 hereof or, after his or her death, the Participant’s estate, as described in section 7 hereof, make such covenants, agreements and representations as the Granting Authority deems necessary or desirable.

No Additional Rights

No Person shall have any claim or right to be granted Restricted Share Units under the RSU Plan, and the grant of any Restricted Share Units under the RSU Plan shall not be construed as giving a Participant any right to continue in the employment of the Issuer or affect the right of the Issuer to terminate the employment of a Participant. Unless otherwise determined by the Granting Authority, neither any period of notice, if any, nor any payment in lieu thereof, upon Termination shall be considered as extending the period of employment for the purposes of the RSU Plan.

Miscellaneous Provision

(a)	Shareholder Rights. A Participant shall not have the right or be entitled to exercise any voting rights, receive any dividends or have or be entitled to any other rights as a shareholder in respect of Shares subject to a Restricted Share Unit unless and until such Shares have been paid for in full and issued and certificates therefor have been issued to the Participant. A Participant entitled to Shares as result of the settlement of a Restricted Share Unit shall not be deemed for any purpose to be, or have any such rights as a shareholder of the Issuer by virtue of such exercise or settlement, except to the extent a Share certificate is issued therefor and then only from the date such certificate is issued. Subject to clause 9(b)(i), no adjustment shall be made for dividends or distributions or other rights for which the record date is prior to the date such Share certificate is issued.

(b)	Withholding. The Issuer or any Affiliate may withhold from any amount payable to a Participant, either under this RSU Plan or otherwise, such amount as may be necessary so as to ensure that the Issuer or any Affiliate will be able to comply with the applicable provisions of any federal, provincial, state or local law relating to the withholding of tax or that any other required deductions are paid or otherwise satisfied, at the minimum statutory rate. Subject to the other provisions of the RSU Plan, the Issuer shall also have the right in its discretion to satisfy any such liability for withholding or other required deduction amounts by retaining or acquiring any Shares, or retaining any amount payable, which would otherwise be issued or delivered, provided or paid to a Participant hereunder. The Issuer may require a Participant, as a condition to the settlement of a Restricted Share Unit, to pay or reimburse the Issuer for any such withholding (at the minimum statutory rate) or other required deduction amounts related to the settlement of Restricted Share Units.

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(c)	Governing Law. The RSU Plan, all instruments of grant evidencing Restricted Share Units granted hereunder and any other agreements or other documents relating to the RSU Plan shall be interpreted and construed in accordance with the laws of British Columbia and the federal laws having application therein (without regard to conflict of law principles), except to the extent the terms of the RSU Plan, any supplement to the RSU Plan, or the Restricted Share Unit in question expressly provides for application of the laws of another jurisdiction. The Granting Authority may provide that any dispute as to any Restricted Share Unit shall be presented and determined in such forum as the Granting Authority may specify, including through binding arbitration. Any reference in the RSU Plan, in any instruments of grant evidencing Restricted Share Units granted hereunder or in any other agreement or document relating to the RSU Plan to a provision of law or to a rule or regulation shall be deemed to include any successor law, rule or regulation of similar effect or applicability.

(d)	Compliance with Securities Laws. The obligation of the Issuer to issue and deliver Shares in accordance with the RSU Plan is subject to applicable securities legislation, including section 5 of Policy 6 of the Exchange, and to the receipt of any approvals that may be required from any regulatory authority or stock exchange having jurisdiction over the securities of the Issuer. If Shares cannot be issued to a Participant upon the exercise of a Restricted Share Unit for any reason whatsoever, the obligation of the Issuer to issue such Shares shall terminate and any funds paid to the Issuer in connection with the exercise of such Restricted Share Unit will be returned to the relevant Participant as soon as practicable.

(e)	Compliance with Laws of Other Jurisdictions. Restricted Share Units may be granted to Participants who are citizens or residents of a jurisdiction other than Canada or the United States on such terms and conditions different from those under the RSU Plan as may be determined by the Granting Authority to be necessary or advisable to achieve the purposes of the RSU Plan while also complying with applicable local laws, customs and tax practices, including any such terms and conditions as my be set forth in any supplement to the RSU Plan intended to govern the terms of any such Restricted Share Unit. In no event shall the eligibility, grant, exercise or settlement of a Restricted Share Unit constitute a term of employment, or entitlement with respect to employment, of any employee.

(f)	Funding. Except as would not result in adverse tax consequences to a Participant, no provision of the RSU Plan shall require or permit the Issuer, for the purpose of satisfying any obligations under the RSU Plan, to purchase assets or place any assets in a trust or other entity to which contributions are made or otherwise to segregate any assets, nor shall the Issuer maintain separate bank accounts, books, records or other evidence of the existence of a segregated or separately maintained or administered fund for such purposes. Participants shall have no rights under the RSU Plan other than as unsecured general creditors of the Issuer, except that insofar as they may have become entitled to payment of additional compensation by performance of services, they shall have the same rights as other Eligible Persons under general law.

(g)	No Guarantee of Tax Consequences. Neither the Board, nor the Issuer or the Granting Authority makes any commitment or guarantee that any specific tax treatment will apply or be available to any Person participating or eligible to participate hereunder.

Effective Date and Term of RSU Plan

(a)	Effective Date of the Plan. The RSU Plan shall initially become effective on the Board Approval Date, and any subsequent amendments to the RSU Plan shall become effective upon their adoption by the Board.

(b)	Effect on Existing Restricted Share Units. Subject to subsection 14(a) hereof, all new Restricted Share Units granted on or after the effective date of the amendments as provided in subsection 14(a) hereof are granted under and subject to the terms of this RSU Plan as amended and restated and all outstanding Options granted under the Stock Option Plan shall continue to be governed by the terms of the Stock Option Plan and to the terms of their individual option agreements as in effect from time to time including provisions concerning Change of Control or other related events.

(c)	Termination. The Board may suspend or terminate the RSU Plan at any time, provided that such suspension or termination shall not affect any Restricted Share Units that became effective pursuant to the RSU Plan prior to such termination or suspension.

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SCHEDULE A

RESTRICTED SHARE UNIT AGREEMENT

All Restricted Share Units must include the following legend:

Without compliance with all applicable securities legislation, the securities represented by this agreement and the shares issuable upon the vesting thereof may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of Canadian Securities Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until [insert the date that is four months after the Grant Date of the Restricted Share Unit.

THIS RESTRICTED SHARE UNIT AGREEMENT (the “Agreement”) is made as of the ● day of ●, ● BETWEEN:

BYND CANNASOFT ENTERPRISES INC.

(herein called the “Issuer”)

- and -

●

(herein called the “Grantee”)

This Agreement is made pursuant to the terms and conditions of the Issuer’s restricted share unit compensation plan (in effect from time to time, the “RSU Plan”), which is incorporated by reference herein. The Grantee accepts the terms and conditions of the RSU Plan and all rules and procedures adopted thereunder, as amended from time to time. In the event of any inconsistency between the terms of this Agreement and the terms of the RSU Plan, the terms of the RSU Plan shall prevail. Certain terms with initial capital letters used in this Agreement have the meanings set out in the RSU Plan.

Each RSU (as defined below) granted to the Grantee hereunder represents a right of the Grantee to receive one common share of the Issuer as presently constituted (each, a “Share”) on the terms set out herein.

The Issuer has granted to the Grantee, as of the Grant Date set out in exhibit 1 attached hereto, that number of restricted share units (the “RSUs”) equal to the number of RSUs set out in exhibit 1 attached hereto, upon the terms and conditions set out in this Agreement, including the following:

Restricted Share Units. Each RSU granted to the Grantee hereunder represents a right of the Grantee to receive one Share on the date the said RSU vests.

Grantee’s Notional Account. The Issuer shall maintain in its books a notional account for the Grantee (the “Grantee’s Account”) recording the number of RSUs granted to the Grantee and the number of RSUs that have Vested. Upon payment in satisfaction of vested RSUs through the issue of Shares from treasury, such Vested RSUs shall be cancelled.

Vesting. Subject to the earlier vesting provisions set out herein, the RSUs granted by the Issuer to the Grantee as set out on exhibit 1 attached hereto shall vest in accordance with the vesting provisions set out on exhibit 1 attached hereto (provided that in no event will the Grantee become entitled to acquire a fraction of a Share).

Unless otherwise determined by the Granting Authority, where a Participant is terminated for cause, has voluntarily terminated his/her employment or service with the Issuer, or, in the case of a director of the Issuer, is otherwise removed as a result of losing his/her eligibility to serve on the Board due to an order by a regulatory body or stock exchange or for culpable conduct as determined by the Granting Authority, all unvested Restricted Share Units as at the date of such termination or cessation of service shall be immediately cancelled without liability or compensation therefor and be of no further force and effect. Further, unless otherwise determined by the Granting Authority, where a Participant dies or is terminated for any reason other than in the circumstances described in the immediately preceding sentence hereof, all unvested Restricted Share Units at the time of death or termination shall be cancelled without liability or compensation therefor 90 days following such date, and such unvested Restricted Share Units shall be of no further force and effect thereafter.

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In no event will the Grantee become entitled to acquire a fraction of a Share.

Settlement of Vested RSUs. Payment to the Grantee in respect of Vested RSUs will be made in the form of Shares only and will be evidenced by book entry registration or by a certificate registered in the name of the Grantee as soon as practicable following the date on which the RSUs become Vested.

No Shareholder Rights. The Grantee will have none of the rights of a shareholder of the Issuer with respect to any

Shares underlying the RSUs, including the right to vote such shares and receive any dividends that may be paid thereon, until such time, if any, that the Grantee has been determined to be a shareholder of record by the Issuer’s transfer agent or one or more certificates of Shares are delivered to the Grantee in settlement thereof. Further, nothing herein will confer upon the Grantee any right to remain in the employ of the Issuer or its subsidiaries.

RSUs Non-Transferable. RSUs are non-transferable (except to a Grantee’s estate as contemplated under this Agreement).

No Other Benefit. No amount will be paid to, or in respect of, the Grantee under the RSU Plan to compensate for a downward fluctuation in the value of the Shares, nor will any other form of benefit be conferred upon, or in respect of, the Grantee for such purpose.

The Issuer makes no representations or warranties to the Grantee with respect to the RSU Plan or the RSUs whatsoever. The Grantee is expressly advised that the value of the RSUs in the RSU Plan will fluctuate as the value of Shares fluctuates.

In seeking the benefits of participation in the RSU Plan, the Grantee agrees to exclusively accept all risks associated with a decline in the value of Shares and all other risks associated with participation in the RSU Plan.

Withholding Tax. As set out in section 13 of the RSU Plan, if the Issuer determines that under the requirements of applicable tax laws the Issuer is obligated to withhold for remittance to any taxing authority any amount, the Issuer may require the Grantee to pay to the Issuer, such amount as the Issuer is obliged to remit in connection with the issue of the Shares as set out in section 13 of the RSU Plan.

Income Taxes: The Grantee acknowledges that he/she will be liable for income tax relating to grants and dispositions of RSUs. The Grantee hereby acknowledges that the Issuer is making no representation to him/her regarding taxes applicable to the Grantee and the Grantee will confirm the tax treatment with his/her own tax advisor.

No Inducement. By executing a copy of this Agreement, the Grantee hereby accepts the grant of RSUs and hereby confirms and acknowledges that his or her participation in the RSU Plan is voluntary and that he or she has not been induced to enter into this Agreement or participate in the RSU Plan by expectation of employment or continued employment with the Issuer.

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Reorganization. The existence of any RSUs shall not affect in any way the right or power of the Issuer or its shareholders to make or authorize any adjustment, recapitalization, reorganization or other change in the Issuer’s capital structure or its business, or any amalgamation, combination, merger or consolidation involving the Issuer or to create or issue any bonds, debentures, shares or other securities of the Issuer or the rights and conditions attaching thereto or to effect the dissolution or liquidation of the Issuer or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

Binding Effect. This Agreement shall enure to the benefit of and be binding upon the Issuer and the Grantee and each of their respective heirs, executors, administrators, successors and Permitted Assigns.

Unfunded and Unsecured RSU Plan. Unless otherwise determined by the Board, this Agreement and the RSU Plan shall be unfunded and the Issuer will not secure its obligations under this Agreement or the RSU Plan. To the extent any Grantee or his or her estate holds any rights by virtue of a grant of RSUs under this Agreement, such rights (unless otherwise determined by the Board) shall be no greater than the rights of an unsecured creditor of the Issuer.

Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the Province of British Columbia and the federal laws of Canada applicable therein, without regard to principles of conflict of laws.

Effective Date. The effective date of this Agreement shall be the Grant Date.

Severability. The invalidity or unenforceability of any provision of the RSU Plan or Agreement shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from this Agreement.

[Signature page follows]

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BYND CANNASOFT ENTERPRISES INC.

per:

Name:
Title:
Date:

GRANTEE

Signature
Name:
Title:
Date:

[Signature page to restricted share unit agreement]

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EXHIBIT 1 TO SCHEDULE A

BYND CANNASOFT ENTERPRISES INC.

RESTRICTED SHARE UNIT COMPENSATION PLAN

NOTICE OF RESTRICTED SHARE UNITS GRANTED

Grantee: ________________________________________________________

Address: _______________________

 _______________________

 _______________________

You have been granted Restricted Share Units of BYND Cannasoft Enterprises Inc. (the “Issuer”), as follows:

Grant Date: _______________________________________________________

Number of Restricted Share Units: _______________________________________

Starting Value of Restricted Share Unit Grant: ______________________________

Vesting Schedule: ___________________________________________________

By your signature and the signature of the Issuer’s representative below, you and the Issuer agree that this Restricted Share Unit Grant is granted under and governed by the terms and conditions of the Issuer’s restricted share unit compensation plan, as amended from time to time.

BYND CANNASOFT ENTERPRISES INC.

per:

Name:
Title:
Date:

GRANTEE

Signature
Name:
Title:
Date: